Exhibit 99.1

KB Financial Group Inc.

Consolidated Interim Financial Statements

March 31, 2020 and 2019

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2020, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements.

As described in note 38.3 to the condensed consolidated interim financial statements, the ongoing COVID-19 pandemic has increased the estimation uncertainty on the Group’s expected credit losses on certain portfolios and potential impairment on assets and may have negative impacts on the Group’s condensed consolidated interim financial statements. While the Group believes that the negative impact from the COVID-19 in Korea is expected to be mitigated to some extent by the Korean government’s financial and economic stabilization packages along with timely and effective disease control, the impact on the Group’s condensed consolidated interim financial statements cannot be reliably determined as of March 31, 2020. Our conclusion is not modified in respect of this matter.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, were reviewed by other auditors whose report thereon, dated May 14, 2019, expressed that nothing came to their attention that caused them to believe that those interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 5, 2020, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2020

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(in millions of Korean won)	Notes	March 31, 2020		December 31, 2019

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	23,136,273	~~W~~	20,837,878
Financial assets at fair value through profit or loss	4,6,11		57,071,963		53,549,086
Derivative financial assets	4,6,8		5,179,883		3,190,673
Loans at amortized cost	4,6,9,10		351,402,573		339,684,059
Financial investments	4,6,11		73,525,995		71,782,606
Investments in associates and joint ventures	12		564,981		598,240
Property and equipment	13		5,038,423		5,067,377
Investment property	13		2,833,620		2,827,988
Intangible assets	14		2,684,465		2,737,813
Net defined benefit assets	23		—		946
Current income tax assets			18,911		19,095
Deferred income tax assets	15,32		3,656		3,597
Assets held for sale	16		31,546		23,151
Other assets	4,6,17		23,389,420		18,215,608

Total assets		~~W~~	544,881,709	~~W~~	518,538,117

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	12,736,111	~~W~~	15,368,153
Derivative financial liabilities	4,6,8		6,447,115		3,007,341
Deposits	4,6,19		317,820,250		305,592,771
Debts	4,6,20		41,840,765		37,818,860
Debentures	4,6,21		54,156,204		50,935,583
Provisions	22		523,330		527,929
Net defined benefit liabilities	23		291,077		253,989
Current income tax liabilities			566,318		432,431
Deferred income tax liabilities	15,32		736,825		777,793
Insurance contract liabilities	36		35,258,005		34,966,683
Other liabilities	4,6,24		35,696,215		29,737,259

Total liabilities			506,072,215		479,418,792

Equity
Share capital	25		2,090,558		2,090,558
Hybrid securities	25		399,205		399,205
Capital surplus	25		17,122,878		17,122,777
Accumulated other comprehensive income	25,34		173,106		348,021
Retained earnings	25		19,574,650		19,709,545
Treasury shares	25		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	25		38,224,209		38,533,918
Non-controlling interests			585,285		585,407

Total equity			38,809,494		39,119,325

Total liabilities and equity		~~W~~	544,881,709	~~W~~	518,538,117

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2020 and 2019

(in millions of Korean won, except per share amounts)	Notes	2020		2019

Interest income		~~W~~	3,619,976	~~W~~	3,646,443
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,439,974		3,463,674
Interest income from financial instruments at fair value through profit or loss			180,002		182,769
Interest expense			(1,270,775)		(1,394,377)

Net interest income	5,26		2,349,201		2,252,066

Fee and commission income			1,041,463		911,711
Fee and commission expense			(371,331)		(361,064)

Net fee and commission income	5,27		670,132		550,647

Insurance income			3,270,563		3,127,811
Insurance expense			(3,192,469)		(3,019,028)

Net insurance income	5,36		78,094		108,783

Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach			(98,539)		272,596
Net losses on overlay approach adjustments			(39,973)		(72,924)

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,28		(138,512)		199,672

Net other operating expenses	5,29		(216,926)		(246,328)

General and administrative expenses	5,23,30		(1,459,197)		(1,513,878)

Operating profit before provision for credit losses	5		1,282,792		1,350,962

Provision for credit losses	5,7,9,10,17,22		(243,673)		(191,713)

Net operating income	5		1,039,119		1,159,249

Share of profit (losses) of investments in associates and joint ventures	5,12		(3,037)		4,204
Net other non-operating income (losses)	5,31		(16,686)		2,490

Net non-operating income (expenses)			(19,723)		6,694

Profit before income tax	5		1,019,396		1,165,943

Income tax expense	5,32		(280,459)		(320,013)

Profit for the period	5		738,937		845,930

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(1,224)		(3,035)
Share of other comprehensive income of associates and joint ventures			23		—
Revaluation losses on equity instruments at fair value through other comprehensive income			(211,961)		31,193
Fair value changes on financial liabilities designated at fair value due to own credit risk			19,829		(11,990)

			(193,333)		16,168

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			81,322		33,679
Net gains (losses) on debt instruments at fair value through other comprehensive income			(32,859)		57,232
Shares of other comprehensive income of investments in associates and joint ventures			(8,101)		3,238
Cash flow hedges			(38,524)		(18,704)
Losses on hedges of a net investment in a foreign operation			(12,160)		(3,347)
Other comprehensive income arising from separate account			(333)		16,022
Net gains on overlay approach adjustment	36		29,056		51,779

			18,401		139,899

Other comprehensive income for the period, net of tax			(174,932)		156,067

Total comprehensive income for the period		~~W~~	564,005	~~W~~	1,001,997

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	729,454	~~W~~	845,652
Non-controlling interests			9,483		278

		~~W~~	738,937	~~W~~	845,930

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	554,538	~~W~~	1,001,534
Non-controlling interests			9,467		463

		~~W~~	564,005	~~W~~	1,001,997

Earnings per share (in Korean won)	35
Basic earnings per share		~~W~~	1,864	~~W~~	2,145
Diluted earnings per share			1,849		2,131

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2020 and 2019

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027
Comprehensive income
Profit for the period		—		—		—		—		845,652		—		278		845,930

Remeasurements of net defined benefit liabilities		—		—		—		(3,035)		—		—		—		(3,035)
Exchange differences on translating foreign operations		—		—		—		33,494		—		—		185		33,679
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		106,834		(18,409)		—		—		88,425
Shares of other comprehensive income of investments in associates and joint ventures		—		—		—		3,238		—		—		—		3,238
Cash flow hedges		—		—		—		(18,704)		—		—		—		(18,704)
Losses on hedges of a net investment in a foreign operation		—		—		—		(3,347)		—		—		—		(3,347)
Other comprehensive income arising from separate account		—		—		—		16,022		—		—		—		16,022
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,990)		—		—		—		(11,990)
Net gains on overlay approach adjustments		—		—		—		51,779		—		—		—		51,779

Total comprehensive income for the period		—		—		—		174,291		827,243		—		463		1,001,997

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition of treasury shares		—		—		—		—		—		(126,134)		—		(126,134)
Others		—		—		(1,884)		—		—		—		62		(1,822)

Total transactions with shareholders		—		—		(1,884)		—		(759,736)		(126,134)		62		(887,692)

Balance at March 31, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,119,776	~~W~~	352,097	~~W~~	17,349,948	~~W~~	(1,094,683)	~~W~~	9,636	~~W~~	35,827,332

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income
Profit for the period		—		—		—		—		729,454		—		9,483		738,937

Remeasurements of net defined benefit liabilities		—		—		—		(1,224)		—		—		—		(1,224)
Exchange differences on translating foreign operations		—		—		—		81,339		—		—		(17)		81,322
Net losses on financial instruments at fair value through other comprehensive income		—		—		—		(244,820)		—		—		—		(244,820)
Shares of other comprehensive losses of investments in associates and joint ventures		—		—		—		(8,078)		—		—		—		(8,078)
Cash flow hedges		—		—		—		(38,524)		—		—		—		(38,524)
Losses on hedges of a net investment in a foreign operation		—		—		—		(12,160)		—		—		—		(12,160)
Other comprehensive losses arising from separate account		—		—		—		(333)		—		—		—		(333)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		19,829		—		—		—		19,829
Net gains on overlay approach adjustments		—		—		—		29,056		—		—		—		29,056

Total comprehensive income for the period		—		—		—		(174,915)		729,454		—		9,466		564,005

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Dividends on hybrid securities		—		—		—		—		(3,257)		—		(9,129)		(12,386)
Others		—		—		101		—		—		—		(459)		(358)

Total transactions with shareholders		—		—		101		—		(864,349)		—		(9,588)		(873,836)

Balance at March 31, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,878	~~W~~	173,106	~~W~~	19,574,650	~~W~~	(1,136,188)	~~W~~	585,285	~~W~~	38,809,494

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019

Cash flows from operating activities
Profit for the period		~~W~~	738,937	~~W~~	845,930

Adjustment for non-cash items
Net losses (gain) on financial assets/liabilities at fair value through profit or loss			185,831		(105,585)
Net losses (gain) on derivative financial instruments for hedging purposes			76,174		(15,683)
Adjustment of fair value of derivative financial instruments			62		684
Provision for credit loss			243,673		191,713
Net losses on financial investments			(133,321)		(48,444)
Share of profit of associates and joint ventures			3,037		(4,204)
Depreciation and amortization expense			211,700		177,390
Depreciation and amortization expense on VOBA			44,896		49,916
Other net losses (gain) on property and equipment/intangible assets			(4,367)		1,875
Share-based payments			(6,211)		(4,588)
Policy reserve appropriation			281,279		472,349
Post-employment benefits			57,825		57,170
Net interest income			186,031		96,420
Net losses (gain) on foreign currency translation			24,422		(112,552)
Net other expense			121,118		107,616

			1,292,149		864,077

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(749,030)		2,620,624
Derivative financial instruments			224,258		(159,679)
Loans at fair value through other comprehensive income			(52,458)		(462)
Loans at amortized cost			(13,035,271)		(2,658,712)
Current income tax assets			3,720		769
Deferred income tax assets			988		(713)
Other assets			(4,691,009)		(7,995,876)
Financial liabilities at fair value through profit or loss			(1,424,270)		452,579
Deposits			12,039,676		5,774,400
Current income tax liabilities			133,662		8,389
Deferred income tax liabilities			44,081		190,722
Other liabilities			4,887,747		6,119,140

		(2,617,906)		4,351,181

Net cash inflow (outflow) from operating activities			(586,820)		6,061,188

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(46,115)		(15,908)
Disposal of financial asset at fair value through profit or loss			3,442,701		2,072,524
Acquisition of financial asset at fair value through profit or loss			(4,789,257)		(2,042,684)
Disposal of financial investments			26,598,314		19,046,912
Acquisition of financial investments			(28,277,137)		(21,917,828)
Disposal in investments in associates and joint ventures			18,836		8,909
Acquisition of investments in associates and joint ventures			(18,608)		(2,984)
Disposal of property and equipment			230		4,099
Acquisition of property and equipment			(81,746)		(86,009)
Disposal of investment property			4,857		209
Acquisition of investment property			(310)		—
Disposal of intangible assets			6,468		541
Acquisition of intangible assets			(33,427)		(65,633)
Net cash flows from the change in subsidiaries			(6,357)		(100,528)
Others			(15,094)		50,886

Net cash outflow from investing activities			(3,196,645)		(3,047,494)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(13,297)		(6,995)
Net increase (decrease) in debts			3,672,924		(1,979,209)
Increase in debentures			25,945,744		23,033,660
Decrease in debentures			(23,319,400)		(24,765,517)
Decrease in other payables from trust accounts			3,632		(245,245)
Dividends paid on hybrid securities			(3,256)		—
Acquisition of treasury shares			—		(128,679)
Dividend payment for non-controlling interests			(12,591)		—
Principal elements of lease payments			(58,188)		(51,421)
Others			246,845		(4,676)

Net cash inflow (outflow) from financing activities			6,462,413		(4,148,082)

Effect of exchange rate changes on cash and cash equivalents			82,324		140,561

Net increase (decrease) in cash and cash equivalents			2,761,272		(993,827)
Cash and cash equivalents at the beginning of the period	37		6,123,725		6,642,816

Cash and cash equivalents at the end of the period	37	~~W~~	8,884,997	~~W~~	5,648,989

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of March 31, 2020, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the three-month period ended March 31, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2020.

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To assess whether an acquired set of activities and assets is a business, the amendments requires an entity to consider whether an input has the ability to contribute to the creation of outputs significantly and whether a process is substantive, and to exclude economic benefits from lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements. However, the amendment may have impact on the financial statements if business combination occurs in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2.1.1 New and amended standards and interpretations adopted by the Group (cont’d)

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Materiality

The amendments clarify the explanation of the definition of materiality. The feature of information users needs to be considered when the Group determines the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. The amendment does not have a significant impact on the financial statements.

•	the IFRS Interpretations Committee (IFRIC) Agenda Decision – Lease term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Group should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term based on accounting policy.

The Group is assessing the impact that the change in accounting policy of enforceable period will have on the Group’s financial statements, and the Group will apply the impact in the financial statements once the assessment is completed.

2.1.2 New and amended standards and interpretations early adopted by the Group

•	Amendments to Korean IFRS 1109 Financial Instruments, 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted the amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR, CD; the hedge accounting in Note 8 directly affected by these amendments.

2.1.3 New and amended standards and interpretations not yet adopted by the Group

There are no new accounting standards and interpretations that are effective but have not been adopted by the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to adopting new and amended standards and interpretations.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial assets
Due from financial institutions at amortized cost[1]	~~W~~	20,301,512	~~W~~	18,142,960
Financial assets at fair value through profit or loss
Due from financial institutions		214,255		216,367
Securities		53,686,753		50,721,526
Loans		1,566,490		427,545
Financial instruments indexed to the price of gold		72,761		79,805
Derivatives		5,179,883		3,190,673
Loans at amortized cost[1]		351,402,573		339,684,059
Financial investments
Securities measured at fair value through other comprehensive income		43,299,562		43,556,848
Securities at amortized cost[1]		27,513,682		25,346,555
Loans measured at fair value through other comprehensive income		422,559		375,098
Other financial assets[1]		14,377,112		9,147,059

		518,037,142		490,888,495

Off-balance sheet items
Acceptances and guarantees contracts		8,980,019		8,327,494
Financial guarantee contracts		3,809,810		3,847,390
Commitments		158,136,679		151,797,615

		170,926,508		163,972,499

	~~W~~	688,963,650	~~W~~	654,860,994

[1]	Due from financial institutions, loans and securities measured at amortized cost and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for credit losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for credit losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Loans as of March 31, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)

	March 31, 2020
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	89,440,047	~~W~~	2,816,357	~~W~~	5,325	~~W~~	—	~~W~~	92,261,729
Grade 2		60,525,077		4,766,627		5,713		—		65,297,417
Grade 3		2,567,840		1,996,769		2,636		—		4,567,245
Grade 4		543,607		838,468		5,248		—		1,387,323
Grade 5		17,869		340,280		825,167		—		1,183,316

		153,094,440		10,758,501		844,089		—		164,697,030

Retail
Grade 1		150,734,732		3,493,473		10,025		—		154,238,230
Grade 2		7,249,172		4,404,957		34,864		—		11,688,993
Grade 3		2,136,159		1,518,436		14,939		—		3,669,534
Grade 4		178,875		389,392		11,595		—		579,862
Grade 5		11,809		579,637		561,361		—		1,152,807

		160,310,747		10,385,895		632,784		—		171,329,426

Credit card
Grade 1		7,608,915		89,715		—		—		7,698,630
Grade 2		5,694,405		686,175		—		—		6,380,580
Grade 3		1,575,073		1,137,132		—		—		2,712,205
Grade 4		23,271		366,188		—		—		389,459
Grade 5		249		130,716		498,986		—		629,951

		14,901,913		2,409,926		498,986		—		17,810,825

		328,307,100		23,554,322		1,975,859		—		353,837,281

Loans at fair value through other comprehensive income
Corporate
Grade1		276,952		—		—		—		276,952
Grade2		145,607		—		—		—		145,607
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		422,559		—		—		—		422,559

		422,559		—		—		—		422,559

	~~W~~	328,729,659	~~W~~	23,554,322	~~W~~	1,975,859	~~W~~	—	~~W~~	354,259,840

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	83,839,707	~~W~~	2,621,898	~~W~~	1,000	~~W~~	—	~~W~~	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	~~W~~	316,752,109	~~W~~	23,814,107	~~W~~	1,900,958	~~W~~	—	~~W~~	342,467,174

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	74,073,723	~~W~~	3,810,806	~~W~~	185,718	~~W~~	78,070,247
Deposits and savings		4,401,399		110,323		8,838		4,520,560
Property and equipment		10,420,776		601,148		53,012		11,074,936
Real estate		158,154,888		10,821,334		456,399		169,432,621

	~~W~~	247,050,786	~~W~~	15,343,611	~~W~~	703,967	~~W~~	263,098,364

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	70,183,658	~~W~~	3,839,736	~~W~~	179,825	~~W~~	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	~~W~~	240,446,143	~~W~~	15,379,661	~~W~~	661,084	~~W~~	256,486,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)

	March 31, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	27,293,394	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,293,394
Grade 2		178,683		—		—		—		178,683
Grade 3		43,598		—		—		—		43,598
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		27,515,675		—		—		—		27,515,675

Securities measured at fair value through other comprehensive income
Grade 1		39,563,278		—		—		—		39,563,278
Grade 2		3,713,641		—		—		—		3,713,641
Grade 3		12,720		9,923		—		—		22,643
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,289,639		9,923		—		—		43,299,562

	~~W~~	70,805,314	~~W~~	9,923	~~W~~	—	~~W~~	—	~~W~~	70,815,237

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	25,147,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	~~W~~	68,905,075	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,905,075

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of March 31, 2020 and December 31, 2019, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of March 31, 2020 and December 31, 2019, is classified as follows:

(In millions of Korean won)

	March 31, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	19,369,122	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,369,122
Grade 2		278,590		—		—		—		278,590
Grade 3		629,005		—		—		—		629,005
Grade 4		—		—		—		—		—
Grade 5		25,042		4,864		296		—		30,202

	~~W~~	20,301,759	~~W~~	4,864	~~W~~	296	~~W~~	—	~~W~~	20,306,919

[1]	Before netting of allowance

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	17,292,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	~~W~~	18,134,133	~~W~~	13,179	~~W~~	360	~~W~~	—	~~W~~	18,147,672

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of March 31, 2020 and December 31, 2019 is same as the credit qualities of securities, excluding equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	March 31, 2020
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	170,853,402	~~W~~	157,029,519	~~W~~	17,808,465	~~W~~	345,691,386	97.15	~~W~~	(2,384,226)	~~W~~	343,307,160
Europe		—		1,820,952		—		1,820,952	0.51		(8,197)		1,812,755
China		—		3,662,705		1,424		3,664,129	1.03		(21,920)		3,642,209
Japan		106		738,546		2		738,654	0.21		(623)		738,031
United States		—		2,245,918		—		2,245,918	0.63		(8,637)		2,237,281
Others		475,918		1,188,439		935		1,665,292	0.47		(11,106)		1,654,186

	~~W~~	171,329,426	~~W~~	166,686,079	~~W~~	17,810,826	~~W~~	355,826,331	100.00	~~W~~	(2,434,709)	~~W~~	353,391,622

(In millions of Korean won)

	December 31, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	166,310,457	~~W~~	149,149,657	~~W~~	18,642,111	~~W~~	334,102,225	97.44	~~W~~	(2,363,332)	~~W~~	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	~~W~~	166,789,122	~~W~~	157,457,187	~~W~~	18,648,410	~~W~~	342,894,719	100.00	~~W~~	(2,408,017)	~~W~~	340,486,702

[1]	The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of the Group’s corporate loans by industry as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	17,380,421	10.43	~~W~~	(15,869)	~~W~~	17,364,552
Manufacturing		46,665,569	28.00		(391,698)		46,273,871
Service		67,726,145	40.63		(192,673)		67,533,472
Wholesale & Retail		20,190,500	12.11		(105,254)		20,085,246
Construction		3,818,432	2.29		(190,879)		3,627,553
Public sector		1,260,852	0.75		(2,775)		1,258,077
Others		9,644,160	5.79		(50,849)		9,593,311

	~~W~~	166,686,079	100.00	~~W~~	(949,997)	~~W~~	165,736,082

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,405,404	10.42	~~W~~	(14,819)	~~W~~	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	~~W~~	157,457,187	100.00	~~W~~	(956,986)	~~W~~	156,500,201

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Types of the Group’s retail and credit card loans as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	82,914,574	43.84	~~W~~	(41,153)	~~W~~	82,873,421
General		88,414,852	46.74		(697,734)		87,717,118
Credit card		17,810,826	9.42		(745,825)		17,065,001

	~~W~~	189,140,252	100.00	~~W~~	(1,484,712)	~~W~~	187,655,540

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	78,102,637	42.12	~~W~~	(34,395)	~~W~~	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	~~W~~	185,437,532	100.00	~~W~~	(1,451,031)	~~W~~	183,986,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	20,306,919	100.00	~~W~~	(5,407)	~~W~~	20,301,512

		20,306,919	100.00		(5,407)		20,301,512

Due from financial institutions at fair value through profit or loss
Banking and insurance		214,255	100.00		—		214,255

		214,255	100.00		—		214,255

Securities measured at fair value through profit or loss
Government and government funded institutions		14,641,926	27.27		—		14,641,926
Banking and insurance		31,673,265	59.00		—		31,673,265
Others		7,371,562	13.73		—		7,371,562

		53,686,753	100.00		—		53,686,753

Derivatives
Government and government funded institutions		43,766	0.84		—		43,766
Banking and insurance		4,897,920	94.56		—		4,897,920
Others		238,197	4.60		—		238,197

		5,179,883	100.00		—		5,179,883

Securities measured at fair value through other comprehensive income
Government and government funded institutions		15,799,734	36.49		—		15,799,734
Banking and insurance		21,444,420	49.53		—		21,444,420
Others		6,055,408	13.98		—		6,055,408

		43,299,562	100.00		—		43,299,562

Securities at amortized cost
Government and government funded institutions		11,661,044	42.38		(22)		11,661,022
Banking and insurance		13,836,758	50.29		(1,681)		13,835,077
Others		2,017,873	7.33		(290)		2,017,583

		27,515,675	100.00		(1,993)		27,513,682

	~~W~~	150,203,047		~~W~~	(7,400)	~~W~~	150,195,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	18,147,672	100.00	~~W~~	(4,712)	~~W~~	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Banking and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Banking and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivatives
Government and government funded institutions		7,330	0.23		—		7,330
Banking and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Banking and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Banking and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2020 and December 31, 2019, is as follows:

(In millions of Korean won)	March 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	12,339,152	60.76	~~W~~	(408)	~~W~~	12,338,744
United States		3,063,884	15.09		(2)		3,063,882
Others		4,903,883	24.15		(4,997)		4,898,886

		20,306,919	100.00		(5,407)		20,301,512

Due from financial institutions at fair value through profit or loss
Korea		214,255	100.00		—		214,255

		214,255	100.00		—		214,255

Securities measured at fair value through profit or loss
Korea		48,839,839	90.97		—		48,839,839
United States		2,388,569	4.45		—		2,388,569
Others		2,458,345	4.58		—		2,458,345

		53,686,753	100.00		—		53,686,753

Derivatives
Korea		2,223,203	42.92		—		2,223,203
United States		1,124,265	21.70		—		1,124,265
France		500,880	9.67		—		500,880
Others		1,331,535	25.71		—		1,331,535

		5,179,883	100.00		—		5,179,883

Securities measured at fair value through other comprehensive income
Korea		40,234,039	92.92		—		40,234,039
United States		790,560	1.83		—		790,560
Others		2,274,963	5.25		—		2,274,963

		43,299,562	100.00		—		43,299,562

Securities at amortized cost
Korea		25,049,256	91.04		(1,438)		25,047,818
United States		1,438,768	5.23		(233)		1,438,535
Others		1,027,651	3.73		(322)		1,027,329

		27,515,675	100.00		(1,993)		27,513,682

	~~W~~	150,203,047		~~W~~	(7,400)	~~W~~	150,195,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,864,687	76.40	~~W~~	(555)	~~W~~	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivatives
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

Due from financial institutions, the financial instruments at fair value through profit or loss that are linked to gold price and derivatives are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	8,119,839	~~W~~	1,087,206	~~W~~	250,141	~~W~~	801,400	~~W~~	22,572	~~W~~	—	~~W~~	10,281,158
Financial assets at fair value through profit or loss		55,834,319		559,406		254,747		94,083		207,467		926,915		57,876,937
Derivatives held for trading[2]		4,920,054		—		—		—		—		—		4,920,054
Derivatives held for fair value hedging[3]		—		9,538		(2,382)		42,507		41,826		63,737		155,226
Loans at amortized cost		2,446,850		33,582,572		37,246,430		122,980,964		103,251,955		97,606,417		397,115,188
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		1,865,794		1,947,563		2,719,251		7,081,966		29,336,756		5,490,361		48,441,691
Securities at amortized cost		—		1,537,399		1,900,197		6,225,355		8,417,087		15,984,899		34,064,937
Other financial assets		58,595		11,814,040		152,496		1,363,234		42,585		43,730		13,474,680

	~~W~~	73,245,451	~~W~~	50,537,724	~~W~~	42,520,880	~~W~~	138,589,509	~~W~~	141,320,248	~~W~~	120,116,059	~~W~~	566,329,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	March 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,065,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,065,766
Financial liabilities designated at fair value through profit or loss[2]		10,670,345		—		—		—		—		—		10,670,345
Derivatives held for trading[2]		6,099,752		—		—		—		—		—		6,099,752
Derivatives held for fair value hedging[3]		—		4,520		29,963		56,640		39,706		181		131,010
Deposits[5]		150,393,169		17,647,730		27,509,937		112,420,730		11,620,485		2,229,943		321,821,994
Debts		7,087,482		12,728,333		4,329,460		10,335,610		6,387,718		1,349,134		42,217,737
Debentures		21,459		2,411,200		4,717,613		13,442,481		31,386,899		4,333,176		56,312,828
Lease liabilities		34		17,687		36,618		143,519		330,563		62,672		591,093
Other financial liabilities		161,614		24,311,364		186,203		230,673		661,833		127,967		25,679,654

	~~W~~	176,499,621	~~W~~	57,120,834	~~W~~	36,809,794	~~W~~	136,629,653	~~W~~	50,427,204	~~W~~	8,103,073	~~W~~	465,590,179

Off- balance sheet items
Commitments[6]		158,136,679		—		—		—		—		—		158,136,679
Financial guarantee contract[7]		3,809,810		—		—		—		—		—		3,809,810

	~~W~~	161,946,489	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	161,946,489

[1]	The amounts of ~~W~~ 12,954,126 million, which is restricted due from the financial institutions as of March 31, 2020, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,323,332	~~W~~	1,038,805	~~W~~	286,091	~~W~~	822,123	~~W~~	18,628	~~W~~	—	~~W~~	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for fair value hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	~~W~~	65,901,703	~~W~~	42,638,440	~~W~~	36,912,087	~~W~~	140,008,538	~~W~~	136,109,923	~~W~~	118,265,515	~~W~~	539,836,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for fair value hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Debts		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	~~W~~	167,244,458	~~W~~	49,872,191	~~W~~	34,410,292	~~W~~	130,819,629	~~W~~	49,265,152	~~W~~	7,819,252	~~W~~	439,430,974

Off- balance sheet items
Commitments[6]		151,797,615		—		—		—		—		—		151,797,615
Financial guarantee contract[7]		3,847,390		—		—		—		—		—		3,847,390

	~~W~~	155,645,005	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	155,645,005

[1]	The amounts of ~~W~~ 13,394,627 million, which is restricted due from the financial institutions as of December 31, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	March 31, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(595)	~~W~~	(4,939)	~~W~~	(13,428)	~~W~~	(25,297)	~~W~~	(68)	~~W~~	(44,327)
Cash flow to be received of gross-settled derivatives		65,294		255,691		649,277		1,694,170		—		2,664,432
Cash flow to be paid of gross-settled derivatives		(62,519)		(270,706)		(660,158)		(1,810,931)		—		(2,804,314)

(In millions of Korean won)
	December 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(639)	~~W~~	(1,831)	~~W~~	(5,021)	~~W~~	(10,602)	~~W~~	1,084	~~W~~	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Finance and Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Finance and Planning Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Financial information by business segment for the three-month period ended March 31, 2020, is as follows:

	2020
(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	571,576	~~W~~	750,186	~~W~~	336,366	~~W~~	1,658,128	~~W~~	189,545	~~W~~	339,839	~~W~~	383,545	~~W~~	23,810	~~W~~	147,122	~~W~~	—	~~W~~	2,741,989
Intra-segment operating revenues (expenses)		77,562		—		60,665		138,227		(15,631)		(30,923)		(44,748)		108		49,556		(96,589)		—

	~~W~~	649,138	~~W~~	750,186	~~W~~	397,031	~~W~~	1,796,355	~~W~~	173,914	~~W~~	308,916	~~W~~	338,797	~~W~~	23,918	~~W~~	196,678	~~W~~	(96,589)	~~W~~	2,741,989

Net interest income	~~W~~	713,593	~~W~~	771,947	~~W~~	151,952	~~W~~	1,637,492	~~W~~	124,220	~~W~~	154,410	~~W~~	318,223	~~W~~	36,245	~~W~~	77,589	~~W~~	1,022	~~W~~	2,349,201
Interest income		1,135,876		1,169,734		325,788		2,631,398		216,889		154,751		409,105		36,278		178,164		(6,609)		3,619,976
Interest expense		(422,283)		(397,787)		(173,836)		(993,906)		(92,669)		(341)		(90,882)		(33)		(100,575)		7,631		(1,270,775)
Net fee and commission income (expenses)		92,972		124,570		68,292		285,834		174,324		(40,706)		82,943		(3,456)		171,526		(333)		670,132
Fee and commission income		116,784		150,095		103,022		369,901		207,248		2,377		346,416		37		191,859		(76,375)		1,041,463
Fee and commission expense		(23,812)		(25,525)		(34,730)		(84,067)		(32,924)		(43,083)		(263,473)		(3,493)		(20,333)		76,042		(371,331)
Net insurance income (expenses)		—		—		—		—		—		104,053		3,614		(28,397)		—		(1,176)		78,094
Insurance income		—		—		—		—		—		3,019,671		6,880		253,128		—		(9,116)		3,270,563
Insurance expenses		—		—		—		—		—		(2,915,618)		(3,266)		(281,525)		—		7,940		(3,192,469)
Net gains (losses) on financial instruments at fair value through profit or loss		(104)		—		55,560		55,456		(194,779)		52,714		4,047		14,367		(7,187)		(63,130)		(138,512)
Net other operating income (expense)		(157,323)		(146,331)		121,227		(182,427)		70,149		38,445		(70,030)		5,159		(45,250)		(32,972)		(216,926)
General and administrative expenses	~~W~~	(272,794)	~~W~~	(490,533)	~~W~~	(123,829)	~~W~~	(887,156)	~~W~~	(181,666)	~~W~~	(211,893)	~~W~~	(111,685)	~~W~~	(17,383)	~~W~~	(81,037)	~~W~~	31,623	~~W~~	(1,459,197)
Operating profit before provision for credit losses		376,344		259,653		273,202		909,199		(7,752)		97,023		227,112		6,535		115,641		(64,966)		1,282,792
Provision (reversal) for credit losses		(5,377)		(69,643)		(1,575)		(76,595)		(20,874)		2,513		(116,119)		1,078		(33,898)		222		(243,673)
Net operating income		370,967		190,010		271,627		832,604		(28,626)		99,536		110,993		7,613		81,743		(64,744)		1,039,119
Share of profit of associates and joint ventures		—		—		(9,699)		(9,699)		325		(12)		456		—		(565)		6,458		(3,037)
Net other non-operating income (expense)		(76)		—		(25,448)		(25,524)		2,530		5,512		(1,240)		(147)		10,176		(7,993)		(16,686)
Segment profits before income tax		370,891		190,010		236,480		797,381		(25,771)		105,036		110,209		7,466		91,354		(66,279)		1,019,396
Income tax expense		(104,332)		(52,253)		(54,449)		(211,034)		4,407		(27,806)		(28,111)		(1,517)		(23,665)		7,267		(280,459)
Profit for the period		266,559		137,757		182,031		586,347		(21,364)		77,230		82,098		5,949		67,689		(59,012)		738,937
Profit attributable to shareholders of the Parent Company		266,559		137,757		182,031		586,347		(21,370)		77,178		82,100		5,949		66,991		(67,741)		729,454
Profit attributable to non-controlling interests		—		—		—		—		6		52		(2)		—		698		8,729		9,483
Total assets[1]		149,444,465		152,093,167		104,717,975		406,255,607		54,009,316		37,122,259		22,462,888		9,461,430		44,095,488		(28,525,279)		544,881,709
Total liabilities[1]		150,744,773		165,609,084		61,279,490		377,633,347		49,389,492		33,143,530		18,432,761		8,850,672		20,422,092		(1,799,679)		506,072,215

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Financial information by business segment for the three-month period ended March 31, 2019, is as follows:

	2019
(In millions of Korean won)	Banking business								Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total
Operating revenues from external customers	~~W~~	575,887	~~W~~	770,971	~~W~~	355,957	~~W~~	1,702,815	~~W~~	287,607	~~W~~	318,148	~~W~~	365,391	~~W~~	37,731	~~W~~	153,148	~~W~~	—	~~W~~	2,864,840
Intra-segment operating revenues (expenses)		59,770		—		38,236		98,006		(9,081)		(22,005)		(49,423)		(7,868)		38,309		(47,938)		—

	~~W~~	635,657	~~W~~	770,971	~~W~~	394,193	~~W~~	1,800,821	~~W~~	278,526	~~W~~	296,143	~~W~~	315,968	~~W~~	29,863	~~W~~	191,457	~~W~~	(47,938)	~~W~~	2,864,840

Net interest income	~~W~~	697,858	~~W~~	787,959	~~W~~	66,559	~~W~~	1,552,376	~~W~~	127,735	~~W~~	153,262	~~W~~	303,884	~~W~~	43,325	~~W~~	72,032	~~W~~	(548)	~~W~~	2,252,066
Interest income		1,150,003		1,228,822		313,659		2,692,484		207,524		153,758		388,701		43,264		168,870		(8,158)		3,646,443
Interest expense		(452,145)		(440,863)		(247,100)		(1,140,108)		(79,789)		(496)		(84,817)		61		(96,838)		7,610		(1,394,377)
Net fee and commission income (expenses)		86,498		116,263		71,998		274,759		134,378		(38,378)		62,042		(3,139)		119,063		1,922		550,647
Fee and commission income		106,932		137,746		104,557		349,235		158,136		1,326		339,517		37		135,677		(72,217)		911,711
Fee and commission expense		(20,434)		(21,483)		(32,559)		(74,476)		(23,758)		(39,704)		(277,475)		(3,176)		(16,614)		74,139		(361,064)
Net insurance income (expenses)		—		—		—		—		—		134,306		4,190		(28,254)		—		(1,459)		108,783
Insurance income		—		—		—		—		—		2,892,290		8,033		233,231		—		(5,743)		3,127,811
Insurance expenses		—		—		—		—		—		(2,757,984)		(3,843)		(261,485)		—		4,284		(3,019,028)
Net gains (losses) on financial instruments at fair value through profit or loss		(14,910)		—		139,732		124,822		(10,341)		59,355		154		17,311		54,094		(45,723)		199,672
Net other operating income (expense)		(133,789)		(133,251)		115,904		(151,136)		26,754		(12,402)		(54,302)		620		(53,732)		(2,130)		(246,328)
General and administrative expenses	~~W~~	(285,745)	~~W~~	(507,823)	~~W~~	(177,235)	~~W~~	(970,803)	~~W~~	(168,462)	~~W~~	(203,205)	~~W~~	(99,046)	~~W~~	(16,949)	~~W~~	(78,402)	~~W~~	22,989	~~W~~	(1,513,878)
Operating profit before provision for credit losses		349,912		263,148		216,958		830,018		110,064		92,938		216,922		12,914		113,055		(24,949)		1,350,962
Provision (reversal) for credit losses		6,589		(56,411)		(4,632)		(54,454)		(1,280)		5,846		(112,288)		312		(29,872)		23		(191,713)
Net operating income		356,501		206,737		212,326		775,564		108,784		98,784		104,634		13,226		83,183		(24,926)		1,159,249
Share of profit of associates and joint ventures		—		—		10,417		10,417		234		(11)		229		—		263		(6,928)		4,204
Net other non-operating income (expense)		(32)		—		(9,366)		(9,398)		4,071		4,272		(1,596)		(79)		9,879		(4,659)		2,490
Segment profits before income tax		356,469		206,737		213,377		776,583		113,089		103,045		103,267		13,147		93,325		(36,513)		1,165,943
Income tax expense		(98,251)		(56,853)		(48,666)		(203,770)		(32,188)		(27,649)		(25,301)		(4,045)		(27,913)		853		(320,013)
Profit for the period		258,218		149,884		164,711		572,813		80,901		75,396		77,966		9,102		65,412		(35,660)		845,930
Profit attributable to shareholders of the Parent Company		258,218		149,884		164,711		572,813		80,899		75,276		77,980		9,102		64,996		(35,414)		845,652
Profit attributable to non-controlling interests		—		—		—		—		2		120		(14)		—		416		(246)		278
Total assets[1]		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities[1]		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020		2019
Banking service	~~W~~	1,658,128	~~W~~	1,702,815
Securities service		189,545		287,607
Non-life Insurance service		339,839		318,148
Credit card service		383,545		365,391
Life insurance service		23,810		37,731
Other service		147,122		153,148

	~~W~~	2,741,989	~~W~~	2,864,840

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2020 and 2019, and major non-current assets as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	2020				2019
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	~~W~~	2,679,781	~~W~~	9,424,058	~~W~~	2,783,929	~~W~~	9,515,220
United States		10,564		400,750		13,385		386,724
New Zealand		1,912		3,087		1,539		3,516
China		23,123		15,955		23,911		15,119
Cambodia		6,926		7,536		4,205		7,162
United Kingdom		3,694		84,905		2,184		85,634
Others		15,989		554,657		35,687		551,039
Intra-group adjustment		—		65,560		—		68,764

	~~W~~	2,741,989	~~W~~	10,556,508	~~W~~	2,864,840	~~W~~	10,633,178

[1]	Major non-current assets are amounts as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	23,136,273	~~W~~	23,135,400
Financial assets at fair value through profit or loss		57,071,963		57,071,963
Due from financial institutions		214,255		214,255
Debt securities		53,686,753		53,686,753
Equity securities		1,531,704		1,531,704
Loans		1,566,490		1,566,490
Others		72,761		72,761
Derivatives held for trading		4,920,054		4,920,054
Derivatives held for hedging		259,829		259,829
Loans at amortized cost		351,402,573		352,536,238
Financial assets measured at fair value through other comprehensive income		46,012,313		46,012,313
Debt securities		43,299,562		43,299,562
Equity securities		2,290,192		2,290,192
Loans		422,559		422,559
Securities at amortized cost		27,513,682		28,866,541
Other financial assets		14,377,112		14,377,112

	~~W~~	524,693,799	~~W~~	527,179,450

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,065,766	~~W~~	2,065,766
Financial liabilities designated at fair value through profit or loss		10,670,345		10,670,345
Derivatives held for trading		6,099,752		6,099,752
Derivatives held for hedging		347,363		347,363
Deposits		317,820,250		318,242,518
Debts		41,840,765		41,833,693
Debentures		54,156,204		54,658,777
Other financial liabilities		29,465,392		29,465,392

	~~W~~	462,465,837	~~W~~	463,383,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans at amortized cost		339,684,059		340,836,884
Securities at amortized cost		25,346,555		26,570,494
Financial assets measured at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Other financial assets		9,147,059		9,147,059

	~~W~~	498,191,361	~~W~~	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Debts		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	~~W~~	435,352,295	~~W~~	436,421,064

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,671,656	~~W~~	34,510,972	~~W~~	10,889,335	~~W~~	57,071,963
Due from financial institutions		—		112,055		102,200		214,255
Debt securities		11,029,207		32,543,892		10,113,654		53,686,753
Equity securities		569,688		453,540		508,476		1,531,704
Loans		—		1,401,485		165,005		1,566,490
Others		72,761		—		—		72,761
Derivatives held for trading		161,560		4,142,898		615,596		4,920,054
Derivatives held for hedging		—		259,829		—		259,829
Financial assets measured at fair value through other comprehensive income		11,889,071		32,555,562		1,567,680		46,012,313
Debt securities		11,255,843		32,043,719		—		43,299,562
Equity securities		633,228		129,284		1,527,680		2,290,192
Loans		—		382,559		40,000		422,559

	~~W~~	23,722,287	~~W~~	71,469,261	~~W~~	13,072,611	~~W~~	108,264,159

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,065,766	~~W~~	—	~~W~~	—	~~W~~	2,065,766
Financial liabilities designated at fair value through profit or loss		3,459		976,052		9,690,834		10,670,345
Derivatives held for trading		1,050,716		4,275,953		773,083		6,099,752
Derivatives held for hedging		—		347,363		—		347,363

	~~W~~	3,119,941	~~W~~	5,599,368	~~W~~	10,463,917	~~W~~	19,183,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,177,716	~~W~~	31,476,070	~~W~~	10,895,300	~~W~~	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets measured at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	~~W~~	26,439,692	~~W~~	63,821,636	~~W~~	12,914,482	~~W~~	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	~~W~~	2,821,453	~~W~~	4,105,191	~~W~~	11,448,850	~~W~~	18,375,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	March 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	34,510,972
Due from financial institutions		112,055	DCF Model	Discount rate, Volatility and others
Debt securities		32,543,892	DCF Model, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method, Binomial model and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Price of underlying asset, Discount rate, Volatility, Correlation coefficient and others
Equity securities		453,540	DCF Model	Interest rate, Discount rate and others
Loans		1,401,485	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,142,898	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend yield, Interest rate, Correlation coefficient, Probability of default (PD) ,credit spread and others
Derivatives held for hedging		259,829	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		32,555,562
Debt securities		32,043,719	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		129,284	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		382,559	DCF Model, Option model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~	71,469,261

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	976,052	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Binomial model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		4,275,953	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Option valuation model and others	Discount rate, Underlying asset Index, Volatility, Foreign exchange rate, Credit spread, Stock price, Correlation coefficient, Dividend yield, Probability of default (PD), Interest rate and others
Derivatives held for hedging		347,363	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	5,599,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)
	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, Closed Form, FDM, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		375,098	DCF Model, Option model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,482,302	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Option valuation model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,105,191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,111,041	~~W~~	16,850,422	~~W~~	3,173,937	~~W~~	23,135,400
Loans at amortized cost		—		365,794		352,170,444		352,536,238
Securities at amortized cost		9,715,227		19,148,111		3,203		28,866,541
Other financial assets[2]		—		—		14,377,112		14,377,112

	~~W~~	12,826,268	~~W~~	36,364,327	~~W~~	369,724,696	~~W~~	418,915,291

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	150,013,856	~~W~~	168,228,662	~~W~~	318,242,518
Debts[3]		—		1,555,432		40,278,261		41,833,693
Debentures		—		49,525,349		5,133,428		54,658,777
Other financial liabilities[2]		—		—		29,465,392		29,465,392

	~~W~~	—	~~W~~	201,094,637	~~W~~	243,105,743	~~W~~	444,200,380

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of March 31, 2020.
[3]	Debts of ~~W~~298 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of March 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,015,104	~~W~~	13,812,640	~~W~~	4,007,491	~~W~~	20,835,235
Loans at amortized cost		—		372,988		340,463,896		340,836,884
Securities at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

	~~W~~	12,602,874	~~W~~	31,165,284	~~W~~	353,621,514	~~W~~	397,389,672

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	142,021,800	~~W~~	164,026,491	~~W~~	306,048,291
Debts[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[2]		—		—		22,629,587		22,629,587

	~~W~~	—	~~W~~	190,461,055	~~W~~	227,584,515	~~W~~	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.
[3]	Debts of ~~W~~4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	365,794	DCF Model	Discount rate
Securities at amortized cost		19,148,111	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,555,134	DCF Model	Discount rate
Debentures		49,525,349	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	372,988	DCF Model	Discount rate
Securities at amortized cost		16,979,656	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	March 31, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	3,173,937	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		352,170,444	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,203	DCF Model	Interest rates

	~~W~~	355,347,584

Financial liabilities
Deposits	~~W~~	168,228,662	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		40,278,261	DCF Model	Other spread, Interest rates
Debentures		5,133,428	DCF Model	Other spread, Interest rates

	~~W~~	213,640,351

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)
	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,007,491	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,068	DCF Model	Interest rates

	~~W~~	344,474,455

Financial liabilities
Deposits	~~W~~	164,026,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		36,339,681	DCF Model	Other spread, Interest rates
Debentures		4,588,756	DCF Model	Other spread, Interest rates

	~~W~~	204,954,928

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1	Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	(11,222,032)		~~W~~ 309,966	~~W~~	—
Total gains or losses
- Profit or loss		(2,214)		(369,097)		5,871		—		866,399		(362,767)		—
- Other comprehensive income		(14,094)		33,454		—		25,153		20,057		—		—
Purchases		—		1,165,318		—		60,129		—		—		—
Sales		(67,844)		(867,394)		(28,999)		—		—		(80,410)		—
Issues		—		—		—		—		(2,670,369)		(10,517)		—
Settlements		—		—		—		—		3,315,111		71		—
Transfers into Level 3[1]		135,227		42,412		—		—		—		—		—
Transfers out of Level 3[1]		—		(38,605)		—		—		—		(13,830)		—

Ending	~~W~~	102,200	~~W~~	10,622,130	~~W~~	165,005	~~W~~	1,567,680	~~W~~	(9,690,834)	~~W~~	(157,487)	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		730		71,033		4,061		—		(774,249)		444,423		—
- Other comprehensive income		901		6,050		—		16,745		(19,224)		—		—
Purchases		—		765,117		15,000		140		—		—		—
Sales		—		(349,753)		(10,600)		(795)		—		(56,043)		—
Issues		—		—		—		—		(2,615,139)		(13,576)		—
Settlements		—		—		—		—		2,266,085		(1,235)		—
Transfers into Level 3[1]		—		507		—		1,100		—		—		—
Transfers out of Level 3[1]		—		(83,728)		—		—		—		—		—

Ending	~~W~~	50,374	~~W~~	7,874,086	~~W~~	221,664	~~W~~	1,349,908	~~W~~	(12,015,910)	~~W~~	73,438	~~W~~	—

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income		Net interest income		Net income (loss) from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	133,105	~~W~~	5,087	~~W~~	—	~~W~~	(255,511)	~~W~~	1,498	~~W~~	11
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		378,935		5,087		—		(179,300)		1,498		11

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~102,200	Option Model	Volatility of the underlying asset	11.43 ~ 26.10	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	10,113,654	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Volatility of underlying assets	5.70 ~ 142.78	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.75 ~ 53.75	The lower the discount rate, the higher the fair value
			Recovery rate	40.0	The higher the recovery rate, the higher the fair value
			Correlation coefficient between underlying asset	11.26 ~ 96.72	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	—	The higher the liquidation value, the higher the fair value
			Fluctuation rate of real estate sale price	-1.00 ~ 1.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Equity securities	508,476

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

			Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
			Discount rate	0.15 ~ 21.96	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
Loans	165,005	Tree Model, DCF Model	Volatility of the stock price	9.00 ~ 53.76	The higher the volatility, the higher the fair value fluctuation
			Discount rate	10.72	The lower the discount rate, the higher the fair value
Derivatives held for trading Stock and index	495,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	24.00 ~ 117.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying asset	11.96 ~ 96.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate and others	120,110	DCF Model, Hull-White Model	Volatility	9.00 ~ 117.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying asset	-50.14 ~ 90.22	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities	1,527,680	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
			Discount rate	3.13 ~ 16.43	The lower the discount rate, the higher the fair value
			Volatility	17.85 ~ 27.20	The higher the volatility, the higher the fair value fluctuation
Loans	40,000	DCF Model	Discount rate	3.15	The lower the discount rate, the higher the fair value
	~~W~~13,072,611

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~9,690,834	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 58.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying asset	-49.00 ~ 90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading Stock and index	595,126	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	24.00 ~ 117.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying asset	8.93 ~ 96.72	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Others	177,957	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	9.00 ~ 117.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	36.56	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.36	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.67 ~ 1.72	The lower the discount rate, the higher the fair value
			Correlation coefficient between underlying asset	-49.91 ~ 90.22	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~10,463,917

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,125	Option Model	Volatility of the underlying asset	11.43 ~ 34.39	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,132,766	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Volatility of underlying assets	1.00 ~ 48.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.75 ~ 17.37	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficent between underlying asset	3.11 ~ 95.67	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00 ~ 1.00	The higher the price of real estate, the higher the fair value
Equity securities		523,276	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
				Discount rate	2.00 ~ 22.00	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans		188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91 ~ 48.28	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.81	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Derivatives held for trading Stock and index		416,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	4.00 ~ 77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate and others		120,298	DCF Model, Hull-White Model	Volatility	2.00 ~ 58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00 ~ 90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities		1,482,398	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.04 ~ 16.37	The lower the discount rate, the higher the fair value
				Volatility	20.97 ~ 34.87	The higher the volatility, the higher the fair value fluctuation

	~~W~~	12,914,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	11,222,032	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00 ~ 90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading Stock and index		54,341	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	12.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	9.00 ~ 77.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Others		172,477	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	2.00 ~ 58.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.94 ~ 2.00	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying asset	19.00 ~ 90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	11,448,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2020
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	1	~~W~~	(2)	~~W~~	—	~~W~~	—
Debt securities [4]		32,794		(27,766)		—		—
Equity securities [3]		27,891		(10,757)		—		—
Loans [5]		7,877		(5,925)		—		—
Derivatives held for trading [2]		23,689		(27,037)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		235,811		(119,473)

	~~W~~	92,252	~~W~~	(71,487)	~~W~~	235,811	~~W~~	(119,473)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	133,557	~~W~~	(148,301)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		90,663		(81,189)		—		—

	~~W~~	224,220	~~W~~	(229,490)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	3	~~W~~	(3)	~~W~~	2	~~W~~	(2)
Debt securities [4]		30,771		(27,062)		2,341		(2,276)
Equity securities [3]		24,456		(10,251)		1,110		(824)
Loans [5]		6,362		(4,344)		—		—
Derivatives held for trading [2]		25,830		(29,317)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		214,268		(110,687)

	~~W~~	87,422	~~W~~	(70,977)	~~W~~	217,721	~~W~~	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	49,730	~~W~~	(44,136)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		14,638		(13,572)		—		—

	~~W~~	64,368	~~W~~	(57,708)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value(-1~1%) and discount rate (-1~1%).

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

[5]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price(-10~10%), discount rate(-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Balance at the beginning of the period	~~W~~	45,767	~~W~~	62,155
New transactions and others		75,369		37,256
Changes during the period		(24,920)		(29,537)

Balance at the end of the period	~~W~~	96,216	~~W~~	69,874

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	2020
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,136,273	~~W~~	—	~~W~~	23,136,273
Financial assets at fair value through profit or loss		57,071,963		—		—		—		—		57,071,963
Derivatives		4,920,054		—		—		—		259,829		5,179,883
Loans at amortized cost		—		—		—		351,402,573		—		351,402,573
Financial investments		—		43,722,121		2,290,192		27,513,682		—		73,525,995
Other financial assets		—		—		—		14,377,112		—		14,377,112

	~~W~~	61,992,017	~~W~~	43,722,121	~~W~~	2,290,192	~~W~~	416,429,640	~~W~~	259,829	~~W~~	524,693,799

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)
	2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,065,766	~~W~~	10,670,345	~~W~~	—	~~W~~	—	~~W~~	12,736,111
Derivatives		6,099,752		—		—		347,363		6,447,115
Deposits		—		—		317,820,250		—		317,820,250
Debts		—		—		41,840,765		—		41,840,765
Debentures		—		—		54,156,204		—		54,156,204
Other financial liabilities		—		—		29,465,392		—		29,465,392

	~~W~~	8,165,518	~~W~~	10,670,345	~~W~~	443,282,611	~~W~~	347,363	~~W~~	462,465,837

(In millions of Korean won)
	2019
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,837,878	~~W~~	—	~~W~~	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	~~W~~	56,557,684	~~W~~	43,931,946	~~W~~	2,504,105	~~W~~	395,015,551	~~W~~	182,075	~~W~~	498,191,361

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)
	2019
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	12,704,826	~~W~~	—	~~W~~	—	~~W~~	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Debts		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	~~W~~	5,506,277	~~W~~	12,704,826	~~W~~	416,976,801	~~W~~	164,391	~~W~~	435,352,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	March 31, 2020		December 31, 2019
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 0.75	~~W~~	6,481,180	~~W~~	8,117,840
	Due from banking institutions	Daegu Bank and others	0.00 ~ 2.70		3,109,153		4,641,714
	Due from others	NH Investment & Securities CO.,LTD and others	0.00 ~ 0.73		699,920		654,981

					10,290,253		13,414,535

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	WELLS Fargo Bank, N.A. and others	0.00 ~ 0.48		5,565,956		2,351,929
	Time deposits in foreign currencies	China citic bank Beijing beiyuan sub-bra and others	0.25 ~ 7.80		1,206,847		1,053,776
	Due from others	Sumitomo mitsui banking corporation and others	—		3,243,863		1,327,432

					10,016,666		4,733,137

				~~W~~	20,306,919	~~W~~	18,147,672

[1]	Before netting of allowance

Restricted cash from financial institutions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial Institutions	March 31, 2020	December 31, 2019		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~ 6,481,180	~~W~~	8,117,840	Bank of Korea Act
	Due from banking institutions	NH Investment Securities and others	1,784,363		3,027,963	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others	582,000		555,294	Derivatives margin account and others

			~~W~~ 8,847,543	~~W~~	11,701,097

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others	1,075,368		490,071	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK and others	45,300		31,443	Bank Act of the State of New York and others
	Due from others	Morganstanley Bank International and others	2,971,914		1,150,355	Derivatives margin account and others

			4,092,582		1,671,869

			~~W~~12,940,125	~~W~~	13,372,966

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Changes in the allowances for due from financial institutions

Changes in the allowances for due from financial institutions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal of) for credit losses		928		(221)		—
Others (change of currency ratio, etc.)		45		6		(64)

Ending	~~W~~	4,137	~~W~~	973	~~W~~	296

(In millions of Korean won)
	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for credit losses		359		—		—
Others (change of currency ratio, etc.)		52		—		—

Ending	~~W~~	2,430	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, and structured deposits in foreign currencies. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of debt instruments in Korean won and financial borrowings in foreign currencies with floating interest rates. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of derivative financial instruments held for trading as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020						December 31, 2019
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	—	~~W~~	82,424	~~W~~	570,000	~~W~~	206	~~W~~	84,126
Futures[1]		5,636,005		261		1,909		2,951,770		698		235
Swaps		293,130,682		822,179		854,266		270,091,778		512,145		557,511
Options		17,452,452		439,725		552,892		17,521,156		267,697		379,262

		316,789,139		1,262,165		1,491,491		291,134,704		780,746		1,021,134

Currency
Forwards		97,047,887		1,867,687		1,417,792		87,373,417		942,632		750,380
Futures[1]		815,097		132		2,255		107,793		—		349
Swaps		49,731,382		968,854		1,217,079		46,501,399		606,464		610,275
Options		3,899,149		20,877		37,499		2,789,562		5,438		14,346

		151,493,515		2,857,550		2,674,625		136,772,171		1,554,534		1,375,350

Stock and index
Futures[1]		3,009,233		18,497		81,574		1,646,785		22,451		20,704
Swaps		5,608,040		578,982		637,657		6,773,467		448,803		86,100
Options		4,772,775		135,544		954,906		5,559,865		99,013		176,141

		13,390,048		733,023		1,674,137		13,980,117		570,267		282,945

Credit
Swaps		4,242,225		18,470		13,127		4,433,960		19,178		13,659

		4,242,225		18,470		13,127		4,433,960		19,178		13,659

Commodity
Futures[1]		2,659		—		146		3,281		68		3
Swaps		68,889		2,547		3,909		105,658		2,948		474

		71,548		2,547		4,055		108,939		3,016		477

Other		3,036,829		46,299		242,316		3,160,013		80,857		149,385

	~~W~~	489,023,304	~~W~~	4,920,054	~~W~~	6,099,751	~~W~~	449,589,904	~~W~~	3,008,598	~~W~~	2,842,950

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Average price or rate of the nominal cash flow for each type of hedge accounting as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	3,941,248	~~W~~	1,795,692	~~W~~	844,920	~~W~~	511,862	~~W~~	611,481	~~W~~	1,801,214	~~W~~	9,506,417
Average rate (%)		1.91		2.50		2.23		3.02		2.01		3.19		2.46
Average price (USD/KRW)		1,166.34		1,135.42		1,149.14		—		—		—		1,160.20
Average price (EUR/KRW)		1,326.33		1,325.97		—		—		—		—		1,326.25
Average price (AUD/KRW)		782.82		—		—		—		—		—		782.82
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,821,738	~~W~~	1,276,610	~~W~~	1,518,354	~~W~~	485,034	~~W~~	120,000	~~W~~	150,000	~~W~~	6,371,736
Average rate (%)		2.41		2.45		2.68		2.78		2.00		1.67		2.47
Average price (USD/KRW)		1,124.55		1,120.34		1,158.83		1,105.51		—		—		1,134.27
Average price (EUR/KRW)		1,303.83		1,303.05		1,315.50		—		—		—		1,304.91
Average price (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price (SGD/KRW)		815.80		831.49		—		—		—		—		825.11
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	259,680	~~W~~	—	~~W~~	27,228	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	286,908
Average price (USD/KRW)		1,153.25		—		—		—		—		—		1,153.25
Average price (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)
	December 31, 2019
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	2,649,272	~~W~~	1,807,950	~~W~~	897,562	~~W~~	309,882	~~W~~	466,053	~~W~~	1,414,570	~~W~~	7,545,289
Average rate (%)		2.29		2.70		2.29		3.16		2.50		3.92		2.91
Average price (USD/KRW)		1,149.90		1,138.82		1,094.35		—		—		—		1,146.84
Average price (EUR/KRW)		1,319.66		1,346.38		—		—		—		—		1,327.68
Average price (AUD/KRW)		803.71		—		—		—		—		—		803.71
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,450,918	~~W~~	1,199,124	~~W~~	1,764,991	~~W~~	529,202	~~W~~	120,000	~~W~~	150,000	~~W~~	6,214,235
Average rate (%)		2.64		2.56		2.66		2.79		2.00		1.67		2.59
Average price (USD/KRW)		1,129.58		1,111.66		1,153.15		1,095.73		—		—		1,132.99
Average price (EUR/KRW)		1,305.22		1,306.76		1,312.75		—		—		—		1,306.91
Average price (AUD/KRW)		—		837.00		—		—		—		—		837.00
Average price (SGD/KRW)		815.80		831.49		—		—		—		—		823.54
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	248,233	~~W~~	—	~~W~~	27,336	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	275,569
Average price (USD/KRW)		1,151.49		—		—		—		—		—		1,151.49
Average price (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		March 31, 2020
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate	Debt securities in KRW	~~W~~	711,235	~~W~~	—	~~W~~	9,648		—	~~W~~	4,163
	Debt securities in foreign currencies		2,107,610		—		76,629		—		61,978
	Deposits in foreign currencies		—		651,196		—		3,218		(21,009)
	Debts in KRW		—		1,897,254		—		27,254		(6,184)
	Debts in foreign currencies		—		2,250,468		—		110,918		(69,511)

			2,818,845		4,798,918		86,277		141,390		(30,563)

Currency	Debt securities in foreign currencies		2,205,218		—		100,928		—		115,342

			2,205,218		—		100,928		—		115,342

		~~W~~	5,024,063	~~W~~	4,798,918	~~W~~	187,205	~~W~~	141,390	~~W~~	84,779

(In millions of Korean won)		December 31, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate	Debt securities in KRW	~~W~~	549,526	~~W~~	—	~~W~~	5,485	~~W~~	—	~~W~~	1,960
	Debt securities in foreign currencies		1,670,838		—		19,243		—		9,769
	Deposits in foreign currencies		—		780,491		—		(18,391)		(33,501)
	Debts in KRW		—		351,070		—		21,070		(1,206)
	Debts in foreign currencies		—		2,067,556		—		41,406		(25,766)

			2,220,364		3,199,117		24,728		44,085		(48,744)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		29,919

			2,339,239		—		24,181		—		29,919

		~~W~~	4,559,603	~~W~~	3,199,117	~~W~~	48,909	~~W~~	44,085	~~W~~	(18,825)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of derivative instruments designated as fair value hedge as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	7,441,654	~~W~~	213,770	~~W~~	62,956	~~W~~	38,006
Currency
Forwards		2,064,763		3,657		76,389		(108,472)

	~~W~~	9,506,417	~~W~~	217,427	~~W~~	139,345	~~W~~	(70,466)

(In millions of Korean won)	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	5,326,500	~~W~~	129,085	~~W~~	29,676	~~W~~	53,114
Currency
Forwards		2,218,789		22,503		27,862		(33,028)

	~~W~~	7,545,289	~~W~~	151,588	~~W~~	57,538	~~W~~	20,086

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2020		2019
From hedge accounting
Interest rate	~~W~~	7,443	~~W~~	4,371
Currency rate		6,870		(3,110)

	~~W~~	14,313	~~W~~	1,261

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	(69,992)	~~W~~	17,159
Gains (losses) on the hedged items attributable to the hedged risk		84,785		(18,711)

	~~W~~	14,793	~~W~~	(1,552)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Cash Flow Hedge

Details of hedged item in cash flow hedge as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	March 31, 2020				December 31, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge		Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	30,226	~~W~~	(37,817)	~~W~~	14,763	~~W~~	(15,670)
Foreign currency change risk		49,559		(28,040)		20,420		(11,663)

	~~W~~	79,785	~~W~~	(65,857)	~~W~~	35,183	~~W~~	(27,333)

Details of derivative instruments designated as hedging instrument in cash flow hedge as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,796,895	~~W~~	47	~~W~~	55,750	~~W~~	(30,195)
Currency
Swaps		2,574,841		42,355		136,523		(47,159)

	~~W~~	6,371,736	~~W~~	42,402	~~W~~	192,273	~~W~~	(77,354)

(In millions of Korean won)	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,600,334	~~W~~	3,698	~~W~~	28,484	~~W~~	(14,871)
Currency
Swaps		2,613,901		23,382		73,067		(19,556)

	~~W~~	6,214,235	~~W~~	27,080	~~W~~	101,551	~~W~~	(34,427)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Losses on hedging instruments	~~W~~	(77,354)	~~W~~	(34,427)
Losses on effectiveness (amount recognized in other comprehensive income)		(77,336)		(35,705)

Gains (losses) on ineffectiveness (amount recognized in profit or loss)	~~W~~	(18)	~~W~~	1,278

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	(77,336)	~~W~~	(35,705)
Amount reclassified from equity to profit or loss		32,780		10,314
Tax effect		6,032		6,687

Amount recognized in other comprehensive income net of tax	~~W~~	(38,524)	~~W~~	(18,704)

Hedge on Net Investments in Foreign Operations

Details of hedged item in hedge on foreign operation net investments hedge as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	18,915	~~W~~	(54,152)

(In millions of Korean won)	December 31, 2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	5,932	~~W~~	(41,992)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of financial instruments designated as hedging instrument in hedge on net investments in foreign operations as of March 31, 2020 and December 31, 2019, is as follows:

(In millions of Korean won)	March 31, 2020
	Nominal amount		Assets		Liabilities		Changes in the fair value
Currency
Forwards	~~W~~	286,908	~~W~~	—	~~W~~	15,746	~~W~~	(13,472)
Financial debentures in foreign currencies		102,698		—		102,698		(5,443)

	~~W~~	389,606	~~W~~	—	~~W~~	118,444	~~W~~	(18,915)

(In millions of Korean won)	December 31, 2019
	Nominal amount		Assets		Liabilities		Changes in the fair value
Currency
Forwards	~~W~~	275,569	~~W~~	3,407	~~W~~	5,302	~~W~~	(4,357)
Financial debentures in foreign currencies		97,255		—		97,255		(1,575)

	~~W~~	372,824	~~W~~	3,407	~~W~~	102,557	~~W~~	(5,932)

The fair value of non-derivative financial instruments designated as hedging instruments as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial debentures in foreign currencies	~~W~~	102,049	~~W~~	97,737

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Losses on hedging instruments	~~W~~	(18,915)	~~W~~	(5,932)
Effective portion of losses on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		(18,915)		(5,932)
Ineffective portion of gain on hedge on net investment in a foreign operation (amount recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	(18,915)	~~W~~	(5,932)
Amount of other comprehensive income reclassified to profit or loss		—		1,316
Tax effect		6,755		1,269

Amount recognized in other comprehensive income, net of tax	~~W~~	(12,160)	~~W~~	(3,347)

9. Loans at Amortized Cost

Details of loans as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Loans at amortized cost	~~W~~	353,094,148	~~W~~	341,363,805
Deferred loan origination fees and costs		743,133		728,270
Less: Allowances for loan losses		(2,434,708)		(2,408,016)

Carrying amount	~~W~~	351,402,573	~~W~~	339,684,059

Details of loans for other banks as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Loans at amortized cost	~~W~~	5,602,155	~~W~~	4,011,246
Less: Allowances for loan losses		(583)		(432)

Carrying amount	~~W~~	5,601,572	~~W~~	4,010,814

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of loan types and customer types of loans to customers, other than banks, as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	163,693,487	~~W~~	135,879,961	~~W~~	—	~~W~~	299,573,448
Loans in foreign currencies		433,705		10,156,679		—		10,590,384
Domestic import usance bills		—		3,065,748		—		3,065,748
Off-shore funding loans		—		1,417,788		—		1,417,788
Call loans		—		2,513,000		—		2,513,000
Bills bought in Korean won		—		1,575		—		1,575
Bills bought in foreign currencies		—		1,945,135		—		1,945,135
Guarantee payments under payment guarantee		35		13,822		—		13,857
Credit card receivables in Korean won		—		—		17,808,466		17,808,466
Credit card receivables in foreign currencies		—		—		2,360		2,360
Reverse repurchase agreements		—		2,477,608		—		2,477,608
Privately placed bonds		—		1,334,241		—		1,334,241
Factored receivables		109		75		—		184
Lease receivables		1,319,593		247,911		—		1,567,504
Loans for installment credit		5,882,497		41,331		—		5,923,828

		171,329,426		159,094,874		17,810,826		348,235,126

Proportion (%)		49.20		45.69		5.11		100.00
Less: Allowances		(738,887)		(949,413)		(745,825)		(2,434,125)

	~~W~~	170,590,539	~~W~~	158,145,461	~~W~~	17,065,001	~~W~~	345,801,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	159,232,495	~~W~~	130,383,260	~~W~~	—	~~W~~	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under payment guarantee		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Reverse repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100.00
Less: Allowances		(711,322)		(956,554)		(739,708)		(2,407,584)

	~~W~~	166,077,800	~~W~~	151,686,743	~~W~~	17,908,702	~~W~~	335,673,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,036	~~W~~	215,069	~~W~~	290,309	~~W~~	451,608	~~W~~	209,651	~~W~~	266,183	~~W~~	263,876
Transfer between stages
Transfer to 12-month expected credit losses		41,858		(41,290)		(568)		22,585		(22,351)		(234)		35,516		(35,189)		(327)
Transfer to lifetime expected credit losses		(28,771)		40,648		(11,877)		(11,902)		14,389		(2,487)		(24,284)		25,233		(949)
Impairment		(957)		(38,619)		39,576		(312)		(13,245)		13,557		(716)		(56,642)		57,358
Write-offs		—		—		(111,739)		—		—		(40,316)		—		—		(122,145)
Disposal		(222)		(14)		(9)		—		—		—		—		—		—
Provision (reversal) for loan losses[1,2]		2,265		46,178		91,454		(5,684)		(1,905)		32,459		(8,751)		54,566		85,502
Others (change of currency ratio, etc.)		77		58		(482)		3,645		2,279		2,532		—		—		(3,057)

Ending	~~W~~	292,630	~~W~~	231,866	~~W~~	214,391	~~W~~	223,401	~~W~~	269,476	~~W~~	457,119	~~W~~	211,416	~~W~~	254,151	~~W~~	280,258

[1]

Provision for credit losses in the statement of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~81,755 million of recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		32,718		(32,368)		(350)		36,898		(10,309)		(26,589)		38,531		(38,134)		(397)
Transfer to lifetime expected credit losses		(26,260)		35,297		(9,037)		(13,332)		18,687		(5,355)		(24,165)		25,155		(990)
Impairment		(397)		(39,096)		39,493		(802)		(15,914)		16,716		(602)		(58,769)		59,371
Write-offs		12		6		(97,590)		—		3		(58,673)		—		—		(126,727)
Disposal		(122)		(13)		(37)		—		—		—		—		—		(21)
Provision (reversal) for loan losses[1,2]		(6,737)		43,254		85,366		(15,517)		3,124		(7,610)		(12,697)		65,603		79,504
Others (change of currency ratio, etc.)		23		43		(326)		605		1,398		(227)		—		—		(2,421)

Ending	~~W~~	236,677	~~W~~	222,866	~~W~~	207,233	~~W~~	222,164	~~W~~	315,645	~~W~~	641,137	~~W~~	181,534	~~W~~	283,880	~~W~~	248,768

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~87,147 million from recover from write-offs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are respectively ~~W~~11,291,383 million and ~~W~~11,264,785 million as of March 31, 2020 and December 31, 2019.

Changes in the book amount of loans at amortized cost for the three-month period ended March 31, 2020 and March 31, 2019 are as follows:

(In millions of Korean won)	2020

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		6,420,508		(6,398,935)		(21,573)
Transfer to lifetime expected credit losses		(8,122,881)		8,241,173		(118,292)
Transfer to lifetime expected credit losses (impaired)		(118,568)		(564,365)		682,933
Write-offs		—		—		(274,200)
Disposal		(3,813,081)		(12,475)		198
Net increase(decrease) (Execution, repayment and others)		17,565,162		(1,525,458)		(194,940)

Ending	~~W~~	328,308,149	~~W~~	23,554,048	~~W~~	1,975,084

(In millions of Korean won)	2019

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		821,979		(789,276)		(32,703)
Transfer to lifetime expected credit losses		(1,433,963)		1,453,853		(19,890)
Transfer to lifetime expected credit losses (impaired)		(24,798)		(348,853)		373,651
Write-offs		12		9		(282,990)
Disposal		(605,666)		(2,470)		(1,917)
Net increase(decrease) (Execution, repayment and others)		1,704,491		902,782		(17,204)

Ending	~~W~~	293,758,425	~~W~~	27,633,210	~~W~~	2,116,696

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,518,277	~~W~~	6,569,472
Financial bonds		15,979,981		16,360,495
Corporate bonds		3,635,679		3,218,480
Asset-backed securities		154,142		124,898
Beneficiary certificates		12,363,076		12,375,326
Derivatives linked securities		3,365,946		3,623,648
Other debt securities		9,669,652		8,449,207
Equity securities:
Stocks		1,027,602		1,716,149
Other equity securities		504,102		387,694
Loans:
Private placed corporate bonds		207,470		265,499
Other loans		1,359,020		162,046
Due from financial institutions:
Other due from financial institutions		214,255		216,367
Others		72,761		79,805

		57,071,963		53,549,086

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		8,204,705		9,501,642
Financial bonds		19,665,136		20,913,361
Corporate bonds		13,448,603		12,289,820
Asset-backed securities		1,851,784		832,160
Other debt securities		129,334		19,865
Equity securities:
Stocks		2,091,844		2,377,994
Equity investments		33,128		41,042
Other equity securities		165,220		85,069
Loans:
Private placed corporate bonds		382,559		375,098
Other loans		40,000		—

		46,012,313		46,436,051

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,738,956		5,395,720
Financial bonds		7,841,390		8,157,428
Corporate bonds		7,842,241		7,536,805
Asset-backed securities		6,093,088		4,258,274
Allowance		(1,993)		(1,672)

		27,513,682		25,346,555

	~~W~~	73,525,995	~~W~~	71,782,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020					2019
	From the financial asset derecognized			From the remaining financial asset		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	13,317	~~W~~	—	~~W~~	14,896
	Unlisted		—		20,060		—		24,888
Other equity securities			—		261		—		—

Others			—		968		—		737

		~~W~~	—	~~W~~	34,606	~~W~~	—	~~W~~	40,521

The derecognized equity securities, measured at fair value through other comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020					2019
		Disposal price		Accumulated OCI as of disposal date		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	—	~~W~~	12,308	~~W~~	(25,278)
	Unlisted		—		—		737		(114)

		~~W~~	—	~~W~~	—	~~W~~	13,045	~~W~~	(25,392)

Provision (reversal) for the allowance of financial investments for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,068	~~W~~	84	~~W~~	984
Loans measured at fair value through other comprehensive income		64		224		(160)
Securities measured at amortized cost		545		229		316

	~~W~~	1,677	~~W~~	537	~~W~~	1,140

(In millions of Korean won)	2019
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	595	~~W~~	282	~~W~~	313
Loans measured at fair value through other comprehensive income		5		11		(6)
Securities measured at amortized cost		129		56		73

	~~W~~	729	~~W~~	349	~~W~~	380

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Changes in the allowances for debt securities for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of Korean won)	2020

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(298)		—		—
Provision (reversal) for loan losses		1,113		27		—
Others (change of currency ratio, etc.)		61		(1)		73

Ending	~~W~~	6,241	~~W~~	31	~~W~~	73

(In millions of Korean won)	2019

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		189		(189)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(157)		—		—
Provision (reversal) for loan losses		400		—		(20)
Others (change of currency ratio, etc.)		34		—		—

Ending	~~W~~	6,123	~~W~~	3	~~W~~	302

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	551	1,107	1,107	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74	113,880	137,604	135,758	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund[8]	66.66	19,001	18,410	18,410	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,075	20,075	Investment finance	Korea
PT Bank Bukopin TBK[13,14]	22.00	116,422	96,441	102,059	Banking and foreign exchange transaction	Indonesia
Dae-A Leisure Co., Ltd.[6]	49.36	—	1,613	578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52	—	(62)	—	Manufacture of metal products	Korea
Balhae Infrastructure Company[1]	12.61	105,643	100,900	100,900	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	19,998	21,944	21,808	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00	9,800	17,938	13,163	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,158	(14,908)	—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88	—	(433)	—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [6]	41.01	—	(252)	98	Screen printing	Korea
Dongjo Co., Ltd. [6]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [6]	38.62	—	—	—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33	440	83	181	Big data consulting	Korea
Shinla Construction Co., Ltd. [6]	20.24	—	(551)	—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [6]	26.24	—	16	258	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd. [6]	22.89	—	(613)	116	Wholesale of other goods	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Jaeyang Industry Co., Ltd. [6]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd. [6]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd. [6]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Terra Co., Ltd. [6]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70	800	13	36	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22	1,000	530	1,191	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.17 Special Purpose Acquisition Company[1,2]	0.02	1	1	1	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,3]	0.02	2	3	3	SPAC	Korea
KB No.19 Special Purpose Acquisition Company[1,4]	0.01	1	2	2	SPAC	Korea
KB No.20 Special Purpose Acquisition Company[1,5]	0.02	1	2	2	SPAC	Korea
KBSP Private Equity Fund IV1,8	14.95	6,100	6,041	6,041	Investment finance	Korea
KB Private Equity FundIII[1]	15.69	8,000	7,735	7,735	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	6,218	6,218	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00	10,369	10,043	10,370	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49	1,908	1,665	1,665	Investment finance	Korea
KB Social Impact Fund	30.00	1,500	1,443	1,443	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33	50,627	50,956	51,688	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	7,500	7,349	7,349	Investment finance	Korea
KBTS Technology Venture Private Equity Fund[8]	56.00	19,824	18,461	18,461	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55	21,250	21,316	20,567	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,8]	18.52	4,000	3,730	3,730	Investment finance	Korea
UNION Media Commerce Fund	28.99	1,000	961	961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56	6,748	6,397	6,395	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69	1,667	1,202	1,202	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29	5,176	5,319	5,223	Investment finance	Korea
Wise Asset Management Co., Ltd. [7]	33.00	—	—	—	Asset management	Korea
RAND Bio Science Co., Ltd. [1]	14.92	2,000	734	—	Research and experimental development on medical sciences and pharmacy	Korea
Acts Co., Ltd.[10]	7.14	500	(70)	—	Manufacture of optical lens and elements	Korea
PIP System CO., LTD[6]	20.72	—	27	—	Printing equipment	Korea
CHONG IL MACHINE & TOOLS CO.,LTD. [6]	21.71	—	(126)	—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD.[6]	25.29	—	22	3	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [6]	23.31	—	394	—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [6]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD. [6]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC. [6]	20.40	—	(248)	—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD. [6]	23.14	—	75	—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO.,LTD. [6]	29.06	—	(398)	—	Electronic parts	Korea
SO-MYUNG RECYCLING CO.,LTD. [6]	20.23	—	184	—	Non-ferrous metals	Korea
IDTECK CO., LTD. [6]	32.80	—	(103)	—	Other wireless communication equipment manufacturing	Korea
Seyoon Development Company. [6]	26.95	—	2	—	Civil facilities construction	Korea

		569,367	550,963	564,981

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,137	~~W~~	1,705	~~W~~	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund[8]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK[13,14]	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52		—		(62)		—	Manufacture of metal products	Korea
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [6]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd. [6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [6]	38.62		—		—		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Big data consulting	Korea
Shinla Construction Co., Ltd. [6]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [6]	26.24		—		16		258	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	15.19		1,500		2,565		2,790	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd. [6]	22.89		—		(613)		116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd. [6]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Jungdo Co., Ltd. [6]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd. [6]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Terra Co., Ltd. [6]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70	800	17	45	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22	1,000	398	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.17 Special Purpose Acquisition Company[1,2]	0.02	1	1	1	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,3]	0.02	2	3	3	SPAC	Korea
KB No.19 Special Purpose Acquisition Company[1,4]	0.01	1	2	2	SPAC	Korea
KB No.20 Special Purpose Acquisition Company[1,5]	0.02	1	1	1	SPAC	Korea
KBSP Private Equity Fund IV1, 8	14.95	6,100	5,904	5,904	Investment finance	Korea
KB Private Equity Fund III[1]	15.69	8,000	7,754	7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,991	5,991	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00	12,970	13,616	13,616	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49	1,908	1,625	1,625	Investment finance	Korea
KB Social Impact Fund	30.00	1,500	1,465	1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33	42,697	45,021	45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	7,500	6,847	6,847	Investment finance	Korea
GH Real Estate I LP	42.00	17,678	19,042	19,042	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[8]	56.00	19,824	19,731	19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55	21,250	20,504	19,752	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB-SJ Tourism Venture Fund[1,8]	18.52		3,000		2,761		2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		961		961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		5,215		4,944		4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69		1,667		1,295		1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		450		417		417	Investment finance	Korea
Wise Asset Management Co., Ltd.[7]	33.00		—		—		—	Asset management	Korea
RAND Bio Science Co., Ltd. [1]	14.92		2,000		1,037		—	Research and experimental development on medical sciences and pharmacy	Korea
Acts Co., Ltd.[10]	7.14		500		(119)		—	Manufacture of optical lens and elements	Korea
PIP System CO., LTD[6]	20.72		—		27		—	Print equipment	Korea
CHONG IL MACHINE & TOOLS CO.,LTD. [6]	21.71		—		(126)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD. [6]	25.29		—		22		3	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [6]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [6]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD. [6]	45.71		—		(260)		69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC. [6]	20.40		—		(248)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD. [6]	23.14		—		75		—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO.,LTD. [6]	29.06		—		(398)		—	Electronic parts	Korea
SO-MYUNG RECYCLING CO.,LTD. [6]	20.23		—		184		—	Non-ferrous metals	Korea
IDTECK CO., LTD. [6]	32.80		—		(103)		—	Other wireless communication equipment manufacturing	Korea
Seyoon Development Company. [6]	26.95		—		2		—	Civil facilities construction	Korea

		~~W~~	577,113	~~W~~	584,374	~~W~~	598,240

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

[1]

As of March 31, 2020 and December 31, 2019, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.17 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2020 amounts to ~~W~~2 million.
[3]	The market value of KB No.18 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2020 amounts to ~~W~~4 million.
[4]	The market value of KB No.19 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2020 amounts to ~~W~~2 million.
[5]	The market value of KB No.20 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2020 amounts to ~~W~~2 million.
[6]	Reclassified to investments in associates due to termination of rehabilitation procedures.
[7]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[8]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[9]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of March 31, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[10]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of March 31, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[11]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of March 31, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[12]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments measured at fair value through profit or loss in Rainist Co., Ltd., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P, UPRISE, Inc, Inc.,Hasys.,Stratio, Inc., Honest Fund Co.,Ltd., Cellincells Co., Ltd., CY CO., Ltd., ZOYI corporation INC., KOSESEUJITO CO., LTD., Bomapp Inc., KB Cape No.1 Private Equity Fund., Mitoimmune Therapeutics, Fabric Time CO.,LTD., Bioprotect Ltd., GOMI CORPORATION, Copin Communications, Inc., ClavisTherapeutics, Inc., S&E BIO, Go2joy Co., Ltd..

[13]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[14]	The fair value of PT Bank Bukopin TBK ordinary share is ~~W~~18,980 million and ~~W~~47,709 million as of March 31, 2020 and December 31, 2019.

Although the Group holds more than 20% of ownership, the entities that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures has been excluded from the investment in associates by limited influence.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The condensed financial information of major subsidiaries as of March 31, 2020 and December 31, 2019, and for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	March 31, 2020[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	7,286	~~W~~	1	~~W~~	5,940	~~W~~	7,285	~~W~~	1,107	~~W~~	—	~~W~~	1,107
KB GwS Private Securities Investment Trust		515,587		992		425,814		514,595		137,604		(1,846)		135,758
KB-KDBC Pre-IPO New Technology Business Investment Fund		27,765		151		28,500		27,614		18,410		—		18,410
KB Star office Private real estate Investment Trust No.1		229,599		122,554		95,000		107,045		20,075		—		20,075
PT Bank Bukopin TBK[2]		7,441,426		7,003,059		106,536		438,367		96,441		5,618		102,059
Balhae Infrastructure Company		802,288		1,809		838,106		800,479		100,900		—		100,900
Aju Good Technology Venture Fund		58,098		1,041		52,000		57,057		21,944		(136)		21,808
SY Auto Capital Co., Ltd.		87,777		51,170		20,000		36,607		17,938		(4,775)		13,163
Incheon Bridge Co., Ltd.		594,083		693,533		61,096		(99,450)		(14,908)		14,908		—
Big Dipper Co., Ltd.		603		274		1,750		329		83		98		181
Paycoms Co., Ltd.		1,850		1,738		855		112		13		23		36
Food Factory Co., Ltd.		6,775		4,391		350		2,384		530		661		1,191
KB IGen Private Equity Fund No. 1		147		1		1,396		146		—		—		—
KB No.17 Special Purpose Acquisition Company		11,898		1,461		546		10,437		1		—		1
KB No.18 Special Purpose Acquisition Company		17,299		2,046		782		15,253		3		—		3
KB No.19 Special Purpose Acquisition Company		9,140		924		430		8,216		2		—		2
KB No.20 Special Purpose Acquisition Company		13,746		1,404		650		12,342		2		—		2
KBSP Private Equity Fund IV		40,412		8		40,800		40,404		6,041		—		6,041
KB Private Equity Fund III		49,313		2		51,000		49,311		7,735		—		7,735
Korea Credit Bureau Co., Ltd.		98,167		29,084		10,000		69,083		6,218		—		6,218
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		43,049		2,878		41,480		40,171		10,043		327		10,370
Keystone-Hyundai Securities No. 1 Private Equity Fund		186,482		135,984		42,837		50,498		1,665		—		1,665
KB Social Impact Fund		4,810		—		5,000		4,810		1,443		—		1,443
KB-Solidus Global Healthcare Fund		117,940		352		80,100		117,588		50,956		732		51,688
POSCO-KB Shipbuilding Fund		23,518		—		24,000		23,518		7,349		—		7,349
KBTS Technology Venture Private Equity Fund		34,363		1,396		35,400		32,967		18,461		—		18,461
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		50,397		303		51,700		50,094		21,316		(749)		20,567
KB-SJ Tourism Venture Fund		20,146		2		21,600		20,144		3,730		—		3,730

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

UNION Media Commerce Fund	3,318	5	3,450	3,313	961	—	961
KB-Stonebridge Secondary Private Equity Fund	44,401	479	46,330	43,922	6,397	(2)	6,395
KB SPROTT Renewable Private Equity Fund I	3,683	490	9,640	3,193	1,202	—	1,202
KB-UTC Inno-Tech Venture Fund	12,265	254	11,684	12,011	5,319	(96)	5,223
RAND Bioscience Co., Ltd.	4,997	77	1,340	4,920	734	(734)	—
Acts Co., Ltd.	6,965	7,947	100	(982)	(70)	70	—

(In millions of Korean won)	2020[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	56	~~W~~	(82)	~~W~~	—	~~W~~	(82)	~~W~~	—
KB GwS Private Securities Investment Trust		12,125		11,871		—		11,871		5,189
KB-KDBC Pre-IPO New Technology Business Investment Fund		23		(127)		—		(127)		—
KB Star office Private real estate Investment Trust No.1		5,918		2,501		—		2,501		—
PT Bank Bukopin TBK		125,791		(37,699)		(47,923)		(85,622)		—
Balhae Infrastructure Company		15,594		20,342		—		20,342		3,484
Aju Good Technology Venture Fund		146		(3,140)		—		(3,140)		—
SY Auto Capital Co., Ltd.		3,917		425		—		425		—
Incheon Bridge Co., Ltd.		20,477		(1,903)		—		(1,903)		—
Big Dipper Co., Ltd.		340		45		—		45		—
Paycoms Co., Ltd.		1,013		(374)		—		(374)		—
Food Factory Co., Ltd.		12,188		1,117		—		1,117		—
KB IGen Private Equity Fund No. 1		—		36		—		36		—
KB No.17 Special Purpose Acquisition Company		—		42		—		42		—
KB No.18 Special Purpose Acquisition Company		—		33		—		33		—
KB No.19 Special Purpose Acquisition Company		—		17		—		17		—
KB No.20 Special Purpose Acquisition Company		—		(236)		—		(236)		—
KBSP Private Equity Fund IV		3		914		—		914		—
KB Private Equity Fund III		—		(122)		—		(122)		—
Korea Credit Bureau Co., Ltd.		23,988		2,996		—		2,996		89
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		43		(1,275)		—		(1,275)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		6,179		890		—		890		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Social Impact Fund	3	(72)	—	(72)	—
KB-Solidus Global Healthcare Fund	59	(4,603)	—	(4,603)	—
POSCO-KB Shipbuilding Fund	1,853	1,607	—	1,607	—
KBTS Technology Venture Private Equity Fund	88	(264)	—	(264)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	42	(269)	—	(269)	—
KB-SJ Tourism Venture Fund	—	(166)	—	(166)	—
UNION Media Commerce Fund	—	(2)	—	(2)	—
KB-Stonebridge Secondary Private Equity Fund	1	(547)	—	(547)	—
KB SPROTT Renewable Private Equity Fund I	—	(245)	—	(245)	—
KB-UTC Inno-Tech Venture Fund	—	252	—	252	—
RAND Bioscience Co., Ltd.	—	(4,960)	—	(4,960)	—
Acts Co., Ltd.	2,704	182	—	182	—

(In millions of Korean won)	December 31, 2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,237	~~W~~	20	~~W~~	8,690	~~W~~	11,217	~~W~~	1,705	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star office Private real estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK[2]		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
RAND Bioscience Co., Ltd.		7,026		74		1,340		6,952		1,037		(1,037)		—
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
Acts Co., Ltd.		5,302		6,973		117		(1,671)		(119)		119		—
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		(98,369)		(14,746)		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
A-PRO Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KB IGen Private Equity Fund No. 1		191		8		7,270		183		—		—		—
KB No.17 Special Purpose Acquisition Company		11,857		1,328		546		10,529		1		—		1
KB No.18 Special Purpose Acquisition Company		17,242		2,022		782		15,220		3		—		3
KB No.19 Special Purpose Acquisition Company		9,123		924		430		8,199		2		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB No.20 Special Purpose Acquisition Company	1,991	1,372	50	619	1	—	1
KBSP Private Equity Fund IV	39,492	2	40,800	39,490	5,904	—	5,904
KB Private Equity Fund III	49,437	4	51,000	49,433	7,754	—	7,754
Korea Credit Bureau Co., Ltd.	96,855	30,289	10,000	66,566	5,991	—	5,991
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	55,524	1,063	51,880	54,461	13,616	—	13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund	187,156	153,842	42,837	33,314	1,625	—	1,625
KB Social Impact Fund	4,885	3	5,000	4,882	1,465	—	1,465
KB-Solidus Global Healthcare Fund	103,896	5	61,800	103,891	45,021	697	45,718
POSCO-KB Shipbuilding Fund	21,916	4	24,000	21,912	6,847	—	6,847
GH Real Estate I LP	45,340	61	42,093	45,279	19,042	—	19,042
KBTS Technology Venture Private Equity Fund	36,445	1,212	35,400	35,233	19,731	—	19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	48,369	185	51,700	48,184	20,504	(752)	19,752
KB-SJ Tourism Venture Fund	14,914	4	16,200	14,910	2,761	—	2,761
UNION Media Commerce Fund	3,318	4	3,450	3,314	961	—	961
KB-Stonebridge Secondary Private Equity Fund	34,450	507	35,805	33,943	4,944	—	4,944
KB SPROTT Renewable Private Equity Fund I	3,686	249	9,640	3,437	1,295	—	1,295
KB-UTC Inno-Tech Venture Fund	1,016	75	1,016	941	417	—	417

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	232	~~W~~	195	~~W~~	—	~~W~~	195	~~W~~	—
KB GwS Private Securities Investment Trust		10,627		10,375		—		10,375		5,081
KB-KDBC Pre-IPO New Technology Business Investment Fund		27		(124)		—		(124)		—
KB Star office Private real estate Investment Trust No.1		3,364		1,346		—		1,346		—
PT Bank Bukopin TBK		109,760		(7,158)		19,064		11,906		—
Sun Surgery Center Inc.		1,440		191		499		690		—
RAND Bio Science Co., Ltd.		—		(2,830)		—		(2,830)		—
Balhae Infrastructure Company		15,307		13,516		—		13,516		3,429
Aju Good Technology Venture Fund		1,158		919		—		919		—
Acts Co., Ltd.		902		(457)		—		(457)		—
SY Auto Capital Co., Ltd.		3,832		643		(178)		465		—
Incheon Bridge Co., Ltd.		22,794		(721)		—		(721)		—
Big Dipper Co., Ltd.		151		(122)		—		(122)		—
Builton Co., Ltd.		2,750		45		—		45		—
A-PRO Co., Ltd.		60,639		7,103		—		7,103		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Paycoms Co., Ltd.	1,002	(529)	—	(529)	—
Food Factory Co., Ltd.	7,918	609	—	609	—
KB No.10 Special Purpose Acquisition Company	—	11	—	11	—
KB No.17 Special Purpose Acquisition Company	—	(16)	—	(16)	—
KB Private Equity Fund III	—	(127)	—	(127)	—
Korea Credit Bureau Co., Ltd.	19,539	1,559	—	1,559	135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	1,288	961	—	961	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	7,638	1,229	—	1,229	—
POSCO-KB Shipbuilding Fund	36	(226)	—	(226)	—
GH Real Estate I LP	1	891	(55)	836	—
KBTS Technology Venture Private Equity Fund	—	(236)	—	(236)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	28	(274)	—	(274)	—
KB-SJ Tourism Venture Fund	—	(164)	—	(164)	—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~3,994 million and ~~W~~4,437 million as of March 31, 2020 and December 31, 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,705	~~W~~	—	~~W~~	(586)	~~W~~	—	~~W~~	(12)	~~W~~	—	~~W~~	1,107
KB GwS Private Securities Investment Trust		136,168		—		—		(5,189)		4,779		—		135,758
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(999)		—		421		—		18,410
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		236		—		20,075
PT Bank Bukopin TBK		121,381		—		—		—		(8,337)		(10,985)		102,059
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		578
Balhae Infrastructure Company		101,391		429		—		(3,484)		2,564		—		100,900
Aju Good Technology Venture Fund		23,016		—		—		—		(1,208)		—		21,808
SY Auto Capital Co., Ltd.		12,725		—		—		—		416		22		13,163
Kendae Co., Ltd		98		—		—		—		—		—		98
Dongjo Co., Ltd.		115		—		—		—		—		—		115
Big Dipper Co., Ltd.		125		—		—		—		56		—		181
Shinhwa Underwear Co., Ltd.		258		—		—		—		—		—		258
A-PRO Co., Ltd.		2,790		—		(2,790)		—		—		—		—
MJT&I Co., Ltd.		116		—		—		—		—		—		116
Paycoms Co., Ltd.		45		—		—		—		(9)		—		36

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Food Factory Co., Ltd.	1,000	—	—	—	95	96	1,191
KB No.17 Special Purpose Acquisition Company	1	—	—	—	—	—	1
KB No.18 Special Purpose Acquisition Company	3	—	—	—	—	—	3
KB No.19 Special Purpose Acquisition Company	2	—	—	—	—	—	2
KB No.20 Special Purpose Acquisition Company	1	—	—	—	—	1	2
KBSP Private Equity Fund IV	5,904	—	—	—	137	—	6,041
KB Private Equity FundIII	7,754	—	—	—	(19)	—	7,735
Korea Credit Bureau Co., Ltd.	5,991	—	—	(89)	316	—	6,218
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	13,616	—	(2,601)	—	(645)	—	10,370
Keystone-Hyundai Securities No. 1 Private Equity Fund	1,625	—	—	—	40	—	1,665
KB Social Impact Fund	1,465	—	—	—	(22)	—	1,443
KB-Solidus Global Healthcare Fund	45,718	10,920	(2,990)	—	(1,960)	—	51,688
POSCO-KB Shipbuilding Fund	6,847	—	—	—	502	—	7,349

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

GH Real Estate I LP		19,042		—		(19,042)		—		—		—		—
KBTS Technology Venture Private Equity Fund		19,731		—		—		—		(1,184)		(86)		18,461
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		—		—		—		815		—		20,567
KB-SJ Tourism Venture Fund		2,761		1,000		—		—		(31)		—		3,730
UNION Media Commerce Fund		961		—		—		—		—		—		961
KB-Stonebridge Secondary Private Equity Fund		4,944		1,533		—		—		(82)		—		6,395
KB SPROTT Renewable Private Equity Fund No.1		1,295		—		—		—		(93)		—		1,202
KB-UTC Inno-Tech Venture Fund		417		4,726		—		—		80		—		5,223
IMT TECHNOLOGY CO., LTD.		3		—		—		—		—		—		3
COMPUTERLIFE CO., LTD.		69		—		—		—		—		—		69

	~~W~~	598,240	~~W~~	18,608	~~W~~	(29,008)	~~W~~	(8,762)	~~W~~	(3,145)	~~W~~	(10,952)	~~W~~	564,981

[1]	Gain on disposal of investments in associates and joint ventures for the three-month period ended March 31, 2020 is ~~W~~108 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019[1]
	Beginning		Acquisition and others	Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other compre-hensive income		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~ —	~~W~~	—	~~W~~	—	~~W~~	30	~~W~~	—	~~W~~	1,679
KB GwS Private Securities Investment Trust		134,362	—		—		(5,081)		2,774		—		132,055
KB-KDBC Pre-IPO New Technology Business Investment Fund		14,594	—		—		—		(263)		—		14,331
KB Star office Private real estate Investment Trust No. 1		19,839	—		—		—		284		—		20,123
PT Bank Bukopin TBK		113,932	—		—		—		(1,575)		4,359		116,716
Sun Surgery Center Inc.		2,715	—		—		—		6		134		2,855
Dae-A Leisure Co., Ltd.		578	—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843	—		—		—		(755)		—		88
Balhae Infrastructure Company		108,050	191		—		(3,429)		1,704		—		106,516
Aju Good Technology Venture Fund		18,134	—		—		—		301		—		18,435
SY Auto Capital Co., Ltd.		10,672	—		—		—		676		—		11,348
Kendae Co., Ltd.		98	—		—		—		—		—		98
Dong Jo Co., Ltd.		115	—		—		—		—		—		115
Big Dipper Co., Ltd.		280	—		—		—		(35)		—		245
Builton Co., Ltd.		304	—		—		—		250		—		554
Shinhwa Underwear Co., Ltd.		185	—		—		—		73		—		258
A-PRO Co., Ltd.		1,403	—		—		—		—		—		1,403
MJT&I Co., Ltd.		122	—		—		—		(6)		—		116

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Paycoms Co., Ltd.	103	—	—	—	53	—	156
Food Factory Co., Ltd.	928	—	—	—	72	—	1,000
KB No.9 Special Purpose Acquisition Company	31	—	(31)	—	—	—	—
KB No.10 Special Purpose Acquisition Company	20	—	—	—	—	—	20
KB No.11 Special Purpose Acquisition Company	19	—	—	—	—	—	19
KB No.17 Special Purpose Acquisition Company	—	1	—	—	—	1	2
KB Private Equity Fund III	7,830	—	—	—	(19)	—	7,811
Korea Credit Bureau Co., Ltd.	5,941	—	—	(135)	192	—	5,998
KoFC KBIC Frontier Champ 2010-5(PEF)	233	—	(233)	—	—	—	—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	14,601	—	—	—	232	—	14,833
Keystone-Hyundai Securities No. 1 Private Equity Fund	1,581	—	—	—	69	—	1,650
POSCO-KB Shipbuilding Fund	4,463	—	—	—	(70)	—	4,393
GH Real Estate I LP	17,252	—	—	—	374	(23)	17,603
KBTS Technology Venture Private Equity Fund	13,777	1,792	—	—	(132)	—	15,437

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		—		—		—		(115)		—		7,815
KB-SJ Tourism Venture Fund		1,386		1,000		—		—		(31)		—		2,355
UNION Media Commerce Fund		962		—		—		—		—		—		962
IMT TECHNOLOGY CO., LTD.		—		—		—		—		3		—		3

	~~W~~	504,932	~~W~~	2,984	~~W~~	(264)	~~W~~	(8,645)	~~W~~	4,092	~~W~~	4,471	~~W~~	507,570

[1]	Gain on disposal of investments in associates and joint ventures for the three-month period ended March 31, 2019 is ~~W~~112 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

13. Property and Equipment, and Investment Properties

Details of property and equipment as of March 31, 2020 and December 31, 2019, are as follows:

	March 31, 2020
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,410,072	~~W~~	—	~~W~~	(1,018)	~~W~~	2,409,054
Buildings		2,264,806		(767,224)		(5,859)		1,491,723
Leasehold improvements		873,680		(764,023)		—		109,657
Equipment and vehicles		1,880,526		(1,526,643)		—		353,883
Construction in progress		128,589		—		—		128,589
Right-of-use assets		900,151		(354,634)		—		545,517

	~~W~~	8,457,824	~~W~~	(3,412,524)	~~W~~	(6,877)	~~W~~	5,038,423

	December 31, 2019
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,431,812	~~W~~	—	~~W~~	(1,018)	~~W~~	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	~~W~~	8,371,641	~~W~~	(3,296,209)	~~W~~	(8,055)	~~W~~	5,067,377

Details of investment property as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,539,142	~~W~~	—	~~W~~	—	~~W~~	1,539,142
Buildings		1,478,096		(183,618)		—		1,294,478

	~~W~~	3,017,238	~~W~~	(183,618)	~~W~~	—	~~W~~	2,833,620

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,537,240	~~W~~	—	~~W~~	—	~~W~~	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	~~W~~	3,000,976	~~W~~	(172,988)	~~W~~	—	~~W~~	2,827,988

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

14. Intangible Assets

Details of intangible assets as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	473	~~W~~	276,270
Other intangible assets		4,394,933		(1,957,909)		(28,829)		—		2,408,195

	~~W~~	4,741,247	~~W~~	(1,957,909)	~~W~~	(99,346)	~~W~~	473	~~W~~	2,684,465

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(56)	~~W~~	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	~~W~~	4,766,685	~~W~~	(1,926,647)	~~W~~	(102,169)	~~W~~	(56)	~~W~~	2,737,813

Details of goodwill as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020				December 31, 2019
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,429		13,092		12,987
KB Daehan Specialized Bank PLC.		1,515		1,651		1,515		1,564

	~~W~~	346,314	~~W~~	276,270	~~W~~	346,314	~~W~~	275,741

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of intangible assets, excluding goodwill, as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,753	~~W~~	(3,969)	~~W~~	(19)	~~W~~	2,765
Software		1,385,263		(1,027,543)		—		357,720
Other intangible assets		572,487		(268,234)		(28,810)		275,443
Value of Business Acquired (VOBA)		2,395,290		(630,701)		—		1,764,589
Right-of-use assets		35,140		(27,462)		—		7,678

	~~W~~	4,394,933	~~W~~	(1,957,909)	~~W~~	(28,829)	~~W~~	2,408,195

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,802	~~W~~	(2,930)	~~W~~	(19)	~~W~~	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	~~W~~	4,420,371	~~W~~	(1,926,647)	~~W~~	(31,652)	~~W~~	2,462,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	113,421	~~W~~	—	~~W~~	113,421
Allowances for loan losses		52		(5,029)		(4,977)
Impairment losses on property and equipment		5,434		(1,978)		3,456
Share-based payments		10,470		—		10,470
Provisions for guarantees		21,700		—		21,700
Losses (gains) from valuation on derivative financial instruments		282,259		(87,473)		194,786
Present value discount		8,360		(5,375)		2,985
Losses (gains) from fair value hedged item		38,882		—		38,882
Accrued interest		—		(70,946)		(70,946)
Deferred loan origination fees and costs		10,291		(216,114)		(205,823)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		549		(327,161)		(326,612)
Investments in subsidiaries and others		38,225		(87,909)		(49,684)
Losses (gains) on valuation of security investment		107,992		(224,808)		(116,816)
Defined benefit liabilities		559,187		(6,689)		552,498
Accrued expenses		132,014		—		132,014
Retirement insurance expense		—		(473,539)		(473,539)
Adjustments to the prepaid contributions		—		(29,460)		(29,460)
Derivative-linked securities		3,099		(205,215)		(202,116)
Others		507,043		(828,748)		(321,705)

		1,838,978		(2,572,147)		(733,169)

Offsetting of deferred income tax assets and liabilities		(1,835,322)		1,835,322		—

	~~W~~	3,656	~~W~~	(736,825)	~~W~~	(733,169)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,500	~~W~~	—	~~W~~	115,500
Allowances for loan losses		451		(3,266)		(2,815)
Impairment losses on property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for guarantees		20,959		—		20,959
Losses (gains) from valuation on derivative financial instruments		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Losses (gains) from fair value hedged item		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Losses (gains) on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,540		(762,633)		(293,093)

		1,715,391		(2,489,587)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,794)		1,711,794		—

	~~W~~	3,597	~~W~~	(777,793)	~~W~~	(774,196)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

16. Assets Held for Sale

Details of assets held for sale as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	20,436	~~W~~	(1,360)	~~W~~	19,076	~~W~~	31,646
Buildings held for sale		17,518		(5,048)		12,470		14,727

	~~W~~	37,954	~~W~~	(6,408)	~~W~~	31,546	~~W~~	46,373

(In millions of Korean won)	December 31, 2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	14,542	~~W~~	(1,530)	~~W~~	13,012	~~W~~	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	~~W~~	25,933	~~W~~	(2,782)	~~W~~	23,151	~~W~~	26,770

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

17. Other Assets

Details of other assets as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Other financial assets
Other receivables	~~W~~	11,133,978	~~W~~	5,792,814
Accrued income		1,645,684		1,659,182
Guarantee deposits		1,124,524		1,146,000
Domestic exchange settlement debits		457,650		531,356
Others		152,503		129,039
Allowances		(130,165)		(104,629)
Present value discount		(7,062)		(6,703)

		14,377,112		9,147,059

Other non-financial assets
Other receivables		1,818		1,294
Prepaid expenses		269,094		198,893
Guarantee deposits		6,012		4,084
Insurance assets		1,770,935		1,662,016
Separate account assets		4,578,216		5,052,804
Others		2,402,255		2,173,693
Allowances		(16,022)		(24,235)

		9,012,308		9,068,549

	~~W~~	23,389,420	~~W~~	18,215,608

Changes in allowances on other assets for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864
Written-off		(1,295)		(8,250)		(9,545)
Provision (reversal)		27,290		32		27,322
Others		(459)		5		(454)

Ending	~~W~~	130,165	~~W~~	16,022	~~W~~	146,187

(In millions of Korean won)	2019

	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(1,422)		(9)		(1,431)
Provision (reversal)		8,626		(295)		8,331
Others		(150)		—		(150)

Ending	~~W~~	113,329	~~W~~	24,476	~~W~~	137,805

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial liabilities held for trading
Securities sold	~~W~~	1,992,571	~~W~~	2,583,092
Other		73,195		80,235

		2,065,766		2,663,327

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,670,345		12,704,826

		10,670,345		12,704,826

Total financial liabilities at fair value through profit or loss	~~W~~	12,736,111	~~W~~	15,368,153

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of March 31, 2020 and December 31, 2019 is as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Contractual cash flow amount	~~W~~	10,468,332	~~W~~	12,515,734
Carrying amount		10,670,345		12,704,826

Difference	~~W~~	(202,013)	~~W~~	(189,092)

19. Deposits

Details of deposits as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	2020		2019
Demand deposits
Demand deposits in Korean won	~~W~~	134,877,154	~~W~~	127,790,349
Demand deposits in foreign currencies		10,672,746		8,550,068

		145,549,900		136,340,417

Time deposits
Time deposits in Korean won		161,655,478		157,653,603

		161,655,478		157,653,603

Time deposits in foreign currencies		6,999,983		7,377,173
Fair value adjustments on valuation of fair value hedged items		3,218		(18,391)

		7,358,782		7,358,782

		168,658,679		165,012,385

Certificates of deposits		3,611,671		4,239,969

Total deposits	~~W~~	317,820,250	~~W~~	305,592,771

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

20. Debts

Details of debts as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Borrowings	~~W~~	28,413,972	~~W~~	24,370,567
Repurchase agreements and others		11,748,477		13,015,506
Call money		1,678,316		432,787

	~~W~~	41,840,765	~~W~~	37,818,860

Details of borrowings as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	March 31, 2020		December 31, 2019
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	0.25	~~W~~	2,759,845	~~W~~	2,649,851
	Borrowings from the government	SEMAS and others	0.00~2.70		1,793,750		1,658,810
	Borrowings from banks	Shinhan Bank and others	1.65~3.43		137,160		116,160
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20~3.80		2,338,404		1,982,242
	Other borrowings	The Korea Development Bank and others	0.00~5.30		9,020,054		8,022,921

					16,049,213		14,429,984

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—		295		4,682
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~11.60		10,287,052		8,089,368
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	1.79~2.99		6,570		7,081
	Other borrowings	Standard Chartered Bank and others	0.00~3.00		2,070,842		1,839,452

					12,364,759		9,940,583

				~~W~~	28,413,972	~~W~~	24,370,567

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

21. Debentures

Details of debentures as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2020		December 31, 2019
Debentures in Korean won
Structured debentures	5.65~5.86	~~W~~	33,180	~~W~~	33,310
Subordinated fixed rate debentures	2.02~4.35		3,785,987		3,386,590
Fixed rate debentures	1.08~3.60		43,020,681		40,596,755
Floating rate debentures	1.13~2.24		1,720,000		1,580,000

			48,559,848		45,596,655

Fair value adjustments on fair value hedged debentures in Korean won			27,254		21,070
Less: Discount on debentures in Korean won			(34,238)		(30,029)

			48,552,864		45,587,696

Debentures in foreign currencies
Floating rate debentures	1.46~2.70		2,197,420		2,227,607
Fixed rate debentures	1.20~4.50		3,309,745		3,094,196

			5,507,165		5,321,803

Fair value adjustments on fair value hedged debentures in foreign currencies			110,918		41,406

Less: Discount on debentures in foreign currencies			(14,743)		(15,322)

			5,603,340		5,347,887

		~~W~~	54,156,204	~~W~~	50,935,583

Changes in debentures based on face value for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	33,310	~~W~~	—	~~W~~	(130)	~~W~~	—	~~W~~	33,180
Subordinated fixed rate debentures		3,386,590		400,000		(603)		—		3,785,987
Fixed rate debentures		40,596,755		27,086,768		(24,662,842)		—		43,020,681
Floating rate debentures		1,580,000		140,000		—		—		1,720,000

		45,596,655		27,626,768		(24,663,575)		—		48,559,848

Debentures in foreign currencies
Floating rate debentures		2,227,607		94,298		(243,435)		118,950		2,197,420
Fixed rate debentures		3,094,196		92,753		(39,991)		162,787		3,309,745

		5,321,803		187,051		(283,426)		281,737		5,507,165

	~~W~~	50,918,458	~~W~~	27,813,819	~~W~~	(24,947,001)	~~W~~	281,737	~~W~~	54,067,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	34,320	~~W~~	—	~~W~~	(150)	~~W~~	—	~~W~~	34,170
Subordinated fixed rate debentures		3,437,729		—		(49,316)		—		3,388,413
Fixed rate debentures		43,466,085		22,533,440		(24,326,051)		—		41,673,474
Floating rate debentures		1,650,000		—		(390,000)		—		1,260,000

		48,588,134		22,533,440		(24,765,517)		—		46,356,057

Debentures in foreign currencies
Floating rate debentures		1,791,868		—		—		30,966		1,822,834
Fixed rate debentures		2,951,251		500,220		—		65,365		3,516,836

		4,743,119		500,220		—		96,331		5,339,670

	~~W~~	53,331,253	~~W~~	23,033,660	~~W~~	(24,765,517)	~~W~~	96,331	~~W~~	51,695,727

22. Provisions

Details of provisions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Provisions for unused loan commitments	~~W~~	209,785	~~W~~	208,148
Provisions for payment guarantees		79,994		77,759
Provisions for financial guarantee contracts		6,302		6,063
Provisions for restoration cost		124,332		120,340
Others		102,917		115,619

	~~W~~	523,330	~~W~~	527,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Changes in provisions for unused loan commitments, payment guarantees for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages
Transfer to 12-month expected credit losses		13,090		(12,631)		(459)		17		(17)		—
Transfer to lifetime expected credit losses		(3,982)		4,177		(195)		(69)		69		—
Impairment		(78)		(742)		820		—		(446)		446
Provision (reversal) for credit losses		(8,044)		7,077		1,444		(547)		(1,872)		1,910
Others (change of exchange rate, etc.)		574		587		(1)		876		1,383		485

Ending	~~W~~	128,857	~~W~~	69,932	~~W~~	10,996	~~W~~	25,238	~~W~~	35,129	~~W~~	19,627

(In millions of Korean won)	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		15,069		(14,417)		(652)		51		(51)		—
Transfer to lifetime expected credit losses		(5,066)		5,234		(168)		(165)		249		(84)
Impairment		(87)		(783)		870		(16)		(277)		293
Provision (reversal) for credit losses		(9,181)		14,300		(39)		1,012		19,084		(1,809)
Others (change of exchange rate, etc.)		225		102		—		182		256		106

Ending	~~W~~	133,836	~~W~~	73,356	~~W~~	8,892	~~W~~	28,148	~~W~~	49,370	~~W~~	16,488

Changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	6,063	~~W~~	4,275
Provision (reversal)		239		11,838

Ending	~~W~~	6,302	~~W~~	16,113

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Changes in provisions for restoration cost for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	120,340	~~W~~	108,000
Provision		8,109		421
Reversal		(2,768)		(355)
Used		(2,135)		(228)
Unwinding of discount		786		460

Ending	~~W~~	124,332	~~W~~	108,298

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	2020
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		18,284		657		595		7,318		26,854
Decrease		(16,020)		(823)		(3,563)		(19,150)		(39,556)

Ending	~~W~~	16,933	~~W~~	3,413	~~W~~	25,722	~~W~~	56,849	~~W~~	102,917

[1]	As of March 31, 2020, the Group’s provision on incomplete sales on cardssurance are ~~W~~1,316 million.

(In millions of Korean won)

	2019
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		12,408		253		16,174		4,437		33,272
Decrease		(11,960)		(542)		(2,186)		(8,413)		(23,101)

Ending	~~W~~	13,102	~~W~~	4,088	~~W~~	35,178	~~W~~	85,535	~~W~~	137,903

[1]	As of March 31, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~25,482 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

23. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043
Current service cost		57,371		—		57,371
Interest expense (income)		11,406		(10,251)		1,155
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		1,688		1,688
Contributions		—		(2,016)		(2,016)
Payments from plans (benefit payments)		(66,603)		66,595		(8)
Payments from the Group		(20,167)		—		(20,167)
Transfer in		7,152		(7,152)		—
Transfer out		(7,152)		7,152		—
Effect of exchange rate changes		26		—		26
Others		(15)		—		(15)

Ending	~~W~~	2,323,771	~~W~~	(2,032,694)	~~W~~	291,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		56,371		—		56,371
Interest expense (income)		12,198		(10,811)		1,387
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		4,186		4,186
Contributions		—		(775)		(775)
Payments from plans (benefit payments)		(86,167)		86,165		(2)
Payments from the Group		(22,367)		—		(22,367)
Transfer in		6,452		(6,452)		—
Transfer out		(6,454)		6,454		—
Effect of exchange rate changes		6		—		6
Others		(89)		—		(89)

Ending	~~W~~	2,132,210	~~W~~	(1,831,280)	~~W~~	300,930

Details of the net defined benefit liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	2,323,771	~~W~~	2,341,753
Fair value of plan assets		(2,032,694)		(2,088,710)

Net defined benefit liabilities	~~W~~	291,077	~~W~~	253,043

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	57,371	~~W~~	56,371
Net interest expenses of net defined benefit liabilities		1,155		1,387

Post-employment benefits[1]	~~W~~	58,526	~~W~~	57,758

[1]

Including post-employment benefits amounting to ~~W~~669 million recognized as other operating expense and prepayment of ~~W~~32 million recognized as other assets as of and for the three-month period ended March 31, 2020, and post-employment benefits amounting to ~~W~~581 million recognized as other operating expense and prepayment of ~~W~~7 million recognized as other assets as of and for the three-month period ended March 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

24. Other Liabilities

Details of other liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Other financial liabilities
Other payables	~~W~~	14,287,270	~~W~~	9,485,597
Prepaid card and debit card payables		29,519		27,555
Accrued expenses		3,058,550		3,066,445
Financial guarantee liabilities		48,777		46,428
Deposits for letter of guarantees and others		1,013,099		862,968
Domestic exchange settlement credits		1,531,547		2,079,636
Foreign exchanges settlement credits		108,682		114,316
Borrowings from other business accounts		2,024		256
Other payables from trust accounts		5,220,092		5,216,460
Liability incurred from agency relationships		2,278,369		771,609
Account for agency businesses		423,700		407,475
Dividend payables		861,564		473
Lease liabilities		560,253		544,439
Others		41,946		5,930

		29,465,392		22,629,587

Other non-financial liabilities
Other payables		47,324		283,771
Unearned revenue		490,846		465,501
Accrued expenses		531,814		716,180
Deferred revenue on credit card points		210,095		206,188
Withholding taxes		145,480		158,992
Separate account liabilities		4,615,588		5,047,080
Others		189,676		229,960

		6,230,823		7,107,672

	~~W~~	35,696,215	~~W~~	29,737,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in outstanding shares for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(2,805,362)

Ending	389,634,335	392,745,935

25.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	March 31, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		49,896

				~~W~~	399,205	~~W~~	399,205

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~574,580 million issued by KB Kookmin Bank are recognized as non-controlling interests and are early redeemable by the Group every five years after the issuance date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

25.3 Capital Surplus

Details of capital surplus as of March 31, 2020 and December 31, 2019, are as follows

(In millions of Korean won)	March 31, 2020		December 31, 2019
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,413,936		4,413,835

	~~W~~	17,122,878	~~W~~	17,122,777

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(291,452)	~~W~~	(290,228)
Exchange differences on translating foreign operations		113,132		31,793
Revaluation losses on equity instruments at fair value through other comprehensive income		242,511		487,331
Share of other comprehensive income of associates and joint ventures		(4,760)		3,318
Cash flow hedges		(65,857)		(27,333)
Losses on hedges of a net investment in a foreign operation		(54,152)		(41,992)
Other comprehensive income arising from separate account		18,048		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(497)		(20,326)
Net gains on overlay approach adjustment		216,133		187,077

	~~W~~	173,106	~~W~~	348,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

25.5 Retained Earnings

Details of retained earnings as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Legal reserves[1]	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		18,035,245		18,244,738

	~~W~~	19,574,650	~~W~~	19,709,545

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the consolidated statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

25.5.1 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,591,484	~~W~~	3,419,614
Non-controlling interests		3,590,173		3,418,136

	~~W~~	1,311	~~W~~	1,478

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won, except earnings per share)	2020		2019
Provision of regulatory reserve for credit losses	~~W~~	172,037	~~W~~	35,654
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		554,161		809,998
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,422 won		2,055 won
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		1,411 won		2,041 won

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

25.6 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition	Retirement	Ending
Number of treasury shares		26,173,585	—	—		26,173,585
Carrying amount	~~W~~	1,136,188	—	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		2,805,362		—		25,365,602
Carrying amount	~~W~~	968,549	~~W~~	126,134	~~W~~	—	~~W~~	1,094,683
26. Net Interest Income

Details of interest income and interest expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Interest income
Deposits at fair value through profit or loss	~~W~~	237	~~W~~	2,267
Securities measured at fair value through profit or loss		177,061		172,378
Loans measured at fair value through profit or loss		2,704		8,124
Securities measured at fair value through other comprehensive income		184,161		188,768
Loans measured at fair value through other comprehensive income		2,723		3,466
Deposits at amortized cost		35,301		31,197
Securities at amortized cost		150,365		147,524
Loans at amortized cost		2,997,536		3,057,753
Other		69,888		34,966

		3,619,976		3,646,443

Interest expenses
Deposits		(788,873)		(891,435)
Debts		(153,527)		(151,961)
Debentures		(300,354)		(319,072)
Other		(28,021)		(31,909)

		(1,270,775)		(1,394,377)

Net interest income	~~W~~	(2,349,201)	~~W~~	(2,252,066)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Fee and commission income
Banking activity fees	~~W~~	49,858	~~W~~	52,772
Lending activity fees		24,623		20,255
Credit & Debit card related fees and commissions		320,346		320,005
Agent activity fees		49,958		37,429
Trust and other fiduciary fees		99,628		90,657
Fund management related fees		36,895		38,840
Guarantee fees		13,056		11,548
Foreign currency related fees		33,193		27,023
Commissions from transfer agent services		40,396		34,824
Other business account commission on consignment		12,243		11,086
Commissions received on securities business		144,821		99,863
Lease fees		135,693		93,218
Others		80,753		74,191

		1,041,463		911,711

Fee and commission expense
Trading activity related fees[1]		(9,330)		(6,680)
Lending activity fees		(5,096)		(1,449)
Credit & Debit card related fees and commissions		(207,894)		(219,440)
Outsourcing related fees		(41,648)		(40,579)
Foreign currency related fees		(13,456)		(9,103)
Others		(93,907)		(83,813)

		(371,331)		(361,064)

Net fee and commission income	~~W~~	670,132	~~W~~	550,647

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

28. Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

28.1 Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	665,192	~~W~~	536,999
Equity securities		119,745		133,533

		784,937		670,532

Derivatives held for trading
Interest rate		2,122,330		862,762
Currency		3,780,314		1,327,073
Stock or stock index		1,227,761		998,364
Credit		13,231		19,159
Commodity		7,065		6,541
Other		147,560		97,409

		7,298,261		3,311,308

Financial liabilities at fair value through profit or loss		150,531		16,247
Other financial instruments		390		19

		8,234,119		3,998,106

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		(701,498)		(94,941)
Equity securities		(191,679)		(81,055)

		(893,177)		(175,996)

Derivatives held for trading		—		—
Interest rate		(2,223,919)		(883,945)
Currency		(3,649,702)		(1,312,147)
Stock or stock index		(2,172,317)		(513,799)
Credit		(13,099)		(20,052)
Commodity		(11,439)		(3,973)
Other		(251,555)		(17,584)

		(8,322,031)		(2,751,500)

Financial liabilities at fair value through profit or loss		(25,872)		(51,550)
Other financial instruments		(18)		—

		(9,241,098)		(2,979,046)

Net gains or losses on financial instruments at fair value through profit or losses	~~W~~	(1,006,979)	~~W~~	1,019,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

28.2 Net Gains (Losses) on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	1,262,618	~~W~~	87,420

		1,262,618		87,420

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		(394,151)		(906,808)

		(394,151)		(906,808)

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	868,467	~~W~~	(819,388)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

29. Net other operating expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other operating income
Revenue related to financial instruments measured at fair value through other comprehensive income
Gain on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	110	~~W~~	4
Gain on disposal of financial instruments measured at fair value through other comprehensive income		136,464		48,897

		136,574		48,901

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		52,298		15,962
Gain on disposal of securities measured at amortized cost		229		—

		52,527		15,962

Gain on foreign exchange transactions		1,263,289		337,641
Dividend income		34,605		40,538
Others		357,403		122,799

		1,844,398		565,841

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on redemption of financial instruments measured at fair value through other comprehensive income		(3)		—
Losses on disposal of financial instruments measured at fair value through other comprehensive income		(3,479)		(457)

		(3,482)		(457)

Expenses related to financial assets at amortized cost
Loss on sale of loans at amortized cost		(809)		(926)

		(809)		(926)

Loss on foreign exchanges transactions		(1,251,738)		(282,234)
Others		(805,295)		(528,552)

		(2,061,324)		(812,169)

Net other operating expenses	~~W~~	(216,926)	~~W~~	(246,328)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	609,002	~~W~~	587,283
Salaries and short-term employee benefits - others		201,339		302,228
Post-employment benefits - defined benefit plans		57,825		57,170
Post-employment benefits - defined contribution plans		7,928		6,361
Termination benefits		8,613		44,843
Share-based payments		(6,211)		(4,588)

		878,496		993,297

Depreciation and amortization		211,700		177,390

Other general and administrative expenses
Rental expense		29,190		28,219
Tax and dues		64,875		61,500
Communication		12,232		11,254
Electricity and utilities		7,786		7,057
Publication		3,212		3,879
Repairs and maintenance		5,279		4,634
Vehicle		2,422		2,265
Travel		3,553		4,810
Training		6,135		6,762
Service fees		52,876		46,415
Electronic data processing expenses		70,804		60,884
Advertising		40,458		39,043
Others		70,179		66,469

		369,001		343,191

	~~W~~	1,459,197	~~W~~	1,513,878

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of stock grants linked to long-term performance as of March 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]

KB Financial Group Inc.
Series 19	Nov. 21, 2017	46,890	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 21	Jan. 01, 2019	25,172	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,227	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul 17, 2019	11,224	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan 01, 2020	81,796	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70%~100%
Deferred grant	2015	7,674	Satisfied
	2016	8,705	Satisfied
	2017	30,001	Satisfied
	2018	5,960	Satisfied
	2019	26,437	Satisfied

		248,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Kookmin Bank
Series 75	Jan. 01, 2019	153,661	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Series 79	Jan 01, 2020	278,433	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 80	Mar 01, 2020	7,702	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Deferred grant	2015	2,759	Satisfied
	2016	19,109	Satisfied
	2017	58,380	Satisfied
	2018	65,587	Satisfied
	2019	98,194	Satisfied

		731,217

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance4, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,100
Stock granted in 2015	—	3,324
Stock granted in 2016	—	6,664
Stock granted in 2017	—	36,575
Stock granted in 2018	—	120,189
Stock granted in 2019	—	332,888

Stock granted in 2020		253,361

		755,395

		1,735,090

[1]

Granted shares represent the total number of shares initially granted to executives and employees that have residual shares as of March 31, 2020 (Deferred grants are residual shares as of March 31, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results.
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of stock grants linked to short-term performance as of March 31, 2020, are as follows:

	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	12,320	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	22,575	Satisfied
Stock granted in 2017	31,522	Satisfied
Stock granted in 2018	77,478	Satisfied
Stock granted in 2019	103,707	Satisfied
Stock granted in 2020	43,079	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,190	Satisfied
Stock granted in 2016	40,942	Satisfied
Stock granted in 2017	150,139	Satisfied
Stock granted in 2018	345,807	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	72,558	Proportional to service period

	1,537,697

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

The accrued expenses representing share-based payments as of March 31, 2020 and December 31, 2019, are ~~W~~82,919 million and ~~W~~124,853 million, respectively. In addition, the reversal of compensation costs from share-based payments that amounts to ~~W~~6,211 million and ~~W~~4,588 million were recognized for the three-month periods ended March 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

30.2.2 Mileage Stock

Details of mileage stock as of March 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2017
	Apr. 03, 2017	82	0.00~0.01	61
	May 22, 2017	20	0.00~0.14	17
	Jul 03, 2017	52	0.00~0.25	52
	Aug. 07, 2017	29	0.00~0.35	19
	Aug. 08, 2017	5	0.00~0.35	2
	Aug. 16, 2017	204	0.00~0.38	140
	Aug. 17, 2017	40	0.00~0.38	24
	Aug. 24, 2017	387	0.00~0.40	274
	Sep. 08, 2017	83	0.00~0.44	73
	Nov. 01, 2017	120	0.00~0.59	103
	Nov. 06, 2017	106	0.00~0.60	101
	Dec. 06, 2017	105	0.00~0.68	83
	Dec. 26, 2017	255	0.00~0.74	170
	Dec. 29, 2017	114	0.00~0.75	58
Stock granted in 2018
	Jan. 10, 2018	19,197	0.00~0.78	14,404
	Feb. 12, 2018	9	0.00~0.87	7
	Apr. 02, 2018	115	0.00~1.00	99
	Apr. 30, 2018	86	0.00~1.08	58
	May 08, 2018	170	0.00~1.10	147
	June 01, 2018	140	0.00~1.17	116
	July 02, 2018	180	0.00~1.25	123
	Aug. 07, 2018	194	0.00~1.35	157
	Aug. 09, 2018	47	0.00~1.36	36
	Aug. 14, 2018	30	0.00~1.37	30
	Aug. 16, 2018	130	0.00~1.38	103
	Sep. 07, 2018	106	0.00~1.44	82
	Oct. 04, 2018	129	0.00~1.51	92
	Nov. 01, 2018	258	0.00~1.59	221
	Nov. 06, 2018	236	0.00~1.60	181
	Dec. 03, 2018	132	0.00~1.67	132
	Dec. 04, 2018	21	0.00~1.68	21
	Dec. 07, 2018	91	0.00~1.68	85
	Dec. 12, 2018	64	0.00~1.70	47
	Dec. 18, 2018	271	0.00~1.72	245
	Dec. 19, 2018	42	0.00~1.72	34
	Dec. 31, 2018	127	0.00~1.75	106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~1.78	23,407
	Feb. 01, 2019	12	0.00~1.84	8
	Apr. 01, 2019	167	0.00~2.00	143
	Apr. 18, 2019	105	0.00~2.05	105
	Apr. 22, 2019	33	0.00~2.06	33
	Jul. 01, 2019	109	0.00~2.25	109
	Aug. 29, 2019	39	0.00~2.41	39
	Sep. 02, 2019	50	0.00~2.42	50
	Nov. 01, 2019	119	0.00~2.59	119
	Nov. 08, 2019	14	0.00~2.61	14
	Dec. 05, 2019	56	0.00~2.68	56
	Dec. 06, 2019	84	0.00~2.68	84
	Dec. 31, 2019	87	0.00~2.75	87
Stock granted in 2020
	Jan. 18, 2020	29,065	0.00~2.80	28,177

		79,897		70,134

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of December 31, 2019. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

The accrued expenses representing mileage stock share-based payments as of March 31, 2020 and December 31, 2019, are ~~W~~2,423 million and ~~W~~2,705 million, respectively. In addition, the compensation costs from mileage stock share-based payments that amount to ~~W~~460 million and ~~W~~1,243 million were recognized for the three-month periods ended March 31, 2020 and 2019, respectively.

31. Net Other Non-operating Income (Expenses)

Details of other non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other non-operating income
Gain on disposal of property and equipment	~~W~~	1,647	~~W~~	283
Rent received		25,266		21,950
Others		19,749		25,725

		46,662		47,958

Other non-operating expenses
Loss on disposal in property and equipment		698		3,552
Donation		38,019		26,050
Restoration cost		288		1,400
Management cost for special bonds		811		832
Others		23,532		13,634

		63,348		45,468

Net other non-operating income (expenses)	~~W~~	(16,686)	~~W~~	2,490

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable
Current tax expense	~~W~~	223,864	~~W~~	150,220
Adjustments recognized in the period for current tax of prior years		8,723		(12,437)

		232,587		137,783

Changes in deferred income tax assets (liabilities)		(41,027)		239,233

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		464		1,151
Exchange difference in foreign operation		(8,792)		(4,177)
Financial assets measured at fair value through other comprehensive income		94,286		(40,497)
Shares of other comprehensive income of investments in associates and joint ventures		2,874		(1,224)
Cash flow hedges		6,032		6,687
Hedges of a net investment in a foreign operation		6,755		1,269
Other comprehensive income of separate account		126		(4,586)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(7,527)		4,548
Net overlay adjustments		(9,177)		(20,174)
Others		3,462		—

		88,503		(57,003)

Others		396		—

Tax expense	~~W~~	280,459	~~W~~	320,013

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2019, of ~~W~~2,210 per share, amounting to total dividends of ~~W~~861,092 million, were declared at the annual general shareholder’s meeting on March 20, 2020. The Group’s financial statements as of March 31, 2020, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2019 were ~~W~~759,736 million (~~W~~1,920 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(1,688)	~~W~~	—	~~W~~	—	~~W~~	464	~~W~~	(291,452)
Exchange differences on translating foreign operations		31,793		90,131		—		—		(8,792)		113,132
Revaluation losses on equity instruments at fair value through other comprehensive income		487,331		(235,568)		(103,538)		—		94,286		242,511
Share of other comprehensive income of associates and joint ventures		3,318		(10,952)		—		—		2,874		(4,760)
Cash flow hedges		(27,333)		(77,336)		32,780		—		6,032		(65,857)
Losses on hedges of a net investment in a foreign operation		(41,992)		(18,915)		—		—		6,755		(54,152)
Other comprehensive income arising from separate account		18,381		2,924		(3,383)		—		126		18,048
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		27,356		—		—		(7,527)		(497)
Net gains on overlay approach adjustment		187,077		6,640		31,593		—		(9,177)		216,133

	~~W~~	348,021	~~W~~	(217,408)	~~W~~	(42,548)	~~W~~	—	~~W~~	85,041	~~W~~	173,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	2019
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(4,186)	~~W~~	—	~~W~~	—	~~W~~	1,151	~~W~~	(237,436)
Exchange differences on translating foreign operations		(5,784)		32,318		5,353		—		(4,177)		27,710
Revaluation losses on equity instruments at fair value through other comprehensive income		450,694		172,773		(50,834)		25,392		(40,497)		557,528
Share of other comprehensive income of associates and joint ventures		(4,377)		4,672		(210)		—		(1,224)		(1,139)
Cash flow hedges		5,849		(35,705)		10,314		—		6,687		(12,855)
Losses on hedges of a net investment in a foreign operation		(33,092)		(5,932)		1,316		—		1,269		(36,439)
Other comprehensive income arising from separate account		15,017		21,706		(1,098)		—		(4,586)		31,039
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(16,538)		—		—		4,548		(20,944)
Net gains on overlay approach adjustment		(7,146)		74,314		(2,361)		—		(20,174)		44,633

	~~W~~	177,806	~~W~~	243,422	~~W~~	(37,520)	~~W~~	25,392	~~W~~	(57,003)	~~W~~	352,097

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

35. Earnings per Share

35.1 Basic Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary equity holders of the Parent Company are as follows:

35.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning (A)	415,807,920	418,111,537
Acquisition of treasury shares (B)	(26,173,585)	(23,932,079)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	394,179,458

35.1.2 Basic earnings per share

Details of basic earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Profit attributable to shareholders of the Parent Company	~~W~~	729,453,615,231	~~W~~	845,652,377,608
Deduction: Dividends on hybrid securities		3,256,250,000		—
Profit attributable to the ordinary equity holders of the Parent Company (A)		726,197,365,231		845,652,377,608
Weighted average number of ordinary shares outstanding (B)		389,634,335		394,179,458
Basic earnings per share (A / B)	~~W~~	1,864	~~W~~	2,145

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include Stock Grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the year) based on the monetary value of Stock Grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of Stock Grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

35.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won)	2020		2019
Profit attributable to shareholders of the Parent Company	~~W~~	729,453,615,231	~~W~~	845,652,377,608
Deduction: Dividends on hybrid securities		3,256,250,000		—
Profit attributable to ordinary equity holders of the Parent Company		726,197,365,231		845,652,377,608

Adjusted profit for diluted earnings per share	~~W~~	726,197,365,231	~~W~~	845,652,377,608

35.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In number of shares)	2020		2019
Weighted average number of ordinary shares issued and outstanding	~~W~~	389,634,335	~~W~~	394,179,458
Adjustment
Stock grants		3,059,205		2,701,758

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	~~W~~	392,693,540	~~W~~	396,881,216

35.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Adjusted profit for diluted earnings per share	~~W~~	726,197,365,231	~~W~~	845,652,377,608
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,693,540		396,881,216

Diluted earnings per share	~~W~~	1,849	~~W~~	2,131

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

36. Insurance Contracts

36.1 Insurance Contract Liabilities

Details of insurance contract liabilities presented within other liabilities as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Non-life insurance		Life insurance		Others		Total
Long-term Insurance premium reserve	~~W~~	24,043,211	~~W~~	6,833,585	~~W~~	—	~~W~~	30,876,796
Reserve for outstanding claims		2,319,042		133,094		2,367		2,454,503
Unearned premium reserve		1,668,473		6,898		668		1,676,039
Reserve for participating policyholders’ dividends		115,460		28,606		—		144,066
Unallocated Divisible Surplus to Future Policyholders		53,464		4,661		—		58,125
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		6,005		—		26,095
Guarantee reserve		—		22,381		—		22,381

	~~W~~	28,219,740	~~W~~	7,035,230	~~W~~	3,035	~~W~~	35,258,005

(In millions of Korean won)	December 31, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term Insurance premium reserve	~~W~~	23,799,607	~~W~~	6,991,247	~~W~~	—	~~W~~	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for participating policyholders’ dividends		117,094		29,745		—		146,839
Unallocated Divisible Surplus to Future Policyholders		46,901		4,202		—		51,103
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

	~~W~~	27,803,775	~~W~~	7,159,500	~~W~~	3,408	~~W~~	34,966,683

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

36.2 Net Insurance Income

Details of insurance income and expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Insurance Income
Premium income	~~W~~	2,950,772	~~W~~	2,814,616
Reinsurance income		222,681		188,779
Reversal of policy reserves		372		556
Separate account income		50,357		44,753
Income of change in reinsurance assets		42,724		76,524
Other insurance income		3,657		2,583

		3,270,563		3,127,811

Insurance Expense
Insurance claims paid		(1,402,601)		(1,206,355)
Dividend expense		(3,056)		(2,539)
Refunds of surrender value		(849,223)		(702,805)
Reinsurance expense		(286,867)		(258,822)
Provision of policy reserves		(281,651)		(472,905)
Separate account expenses		(29,886)		(30,001)
Insurance operating expenses		(104,000)		(106,827)
Deferred acquisition costs		(172,200)		(175,813)
Expenses of change in reinsurance assets		—		(106)
Claim survey expenses paid		(14,789)		(10,522)
Other insurance expenses		(48,196)		(52,333)

		(3,192,469)		(3,019,028)

Net insurance income	~~W~~	78,094	~~W~~	108,783

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

36.3 Application of the Overlay Approach

The Group adopted the Overlay approach in accordance with Korean IFRS 1104, for the first-time application of Korean IFRS 1109.

36.3.1 Overlay Approach

Details of the financial assets with the overlay approach applied as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	82,775	~~W~~	166,891
Debt securities		7,968,273		7,955,286
Equity securities		40,103		52,250

	~~W~~	8,091,151	~~W~~	8,174,427

36.3.2 Net gains (losses) on Overlay Approach Adjustment

Changes in net gains (losses) on overlay adjustment for the three-month period ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning[1]	~~W~~	187,077	~~W~~	(7,146)
Recognition of other comprehensive income due to acquisition and valuation		6,151		53,491
Reclassification to profit or loss due to disposal		22,905		(1,712)

Ending	~~W~~	216,133	~~W~~	44,633

[1]	Amounts are net of tax

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

37. Supplemental Statement of Cash Flows

Details of cash and cash equivalents as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Cash	~~W~~	2,288,366	~~W~~	2,311,418
Checks with other banks		546,395		383,500
Due from Bank of Korea		7,556,548		8,607,911
Due from other financial institutions		12,744,964		9,535,049

		23,136,273		20,837,878

Due from financial institutions at fair value through profit or loss		214,255		216,367

		23,350,528		21,054,245

Restricted cash from financial institutions		(12,940,125)		(13,372,966)
Due from financial institutions with original maturities over three months		(1,525,406)		(1,557,554)

		(14,465,531)		(14,930,520)

	~~W~~	8,884,997	~~W~~	6,123,725

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Income tax paid	Operating	~~W~~	105,873	~~W~~	110,003
Interest received	Operating		3,711,800		3,578,150
Interest paid	Operating		1,234,374		1,233,319
Dividends received	Operating		18,184		56,085
Dividends paid	Financing		3,256		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

38. Contingent Liabilities and Commitments

38.1 Payment Guarantees

Details of payment guarantees as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	167,650	~~W~~	161,314
Other payment guarantees		771,403		746,823

		939,053		908,137

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		149,234		155,151
Letter of guarantees		45,928		49,754
Bid bond		42,606		37,765
Performance bond		953,547		718,097
Refund guarantees		925,291		1,022,646
Other payment guarantees in foreign currency		3,070,760		2,935,939

		5,187,366		4,919,352

Financial guarantees
Payment guarantees for mortgage		46,232		47,384
Overseas debt guarantees		466,374		406,680
International financing guarantees in foreign currencies		244,887		231,685
Other financing payment guarantees		280,950		230,000

		1,038,443		915,749

		7,164,862		6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,190,332		1,845,508
Refund guarantees		663,268		654,497

		2,853,600		2,500,005

	~~W~~	10,018,462	~~W~~	9,243,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

38.2 Commitments

Details of commitments as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Commitments
Corporate loan commitments	~~W~~	43,162,961	~~W~~	41,930,407
Retail loan commitments		44,032,692		42,582,736
Credit line on credit cards		64,097,943		60,667,219
Purchase of other security investment and others		6,843,083		6,617,253

		158,136,679		151,797,615

Financial Guarantees
Credit line		2,195,367		2,340,141
Purchase of security investment		576,000		591,500

		2,771,367		2,931,641

	~~W~~	160,908,046	~~W~~	154,729,256

38.3 Other Matters (including litigation)

a) The Group has filed 80 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~402,973 million, and faces 212 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~204,966 million, which arose in the normal course of the business and are still pending as of March 31, 2020.

b) As of March 31, 2020, Kookmin bank has entered into a construction contract of building the integrated company building, amounting to ~~W~~163,960 million, and the amount of total expenses incurred in relation to the construction contract is ~~W~~74,438 million for the three-month period ended March 31, 2020.

c) As at March 31, 2020, Kookmin Bank has entered into construction contracts amounting to ~~W~~249,110 million related to the construction of The K Project(IT infrastructure construction business needed to KB’s Digital Transformation to cope with change of IT technology and finance environment), and payments made up to March 31, 2020 amount to ~~W~~73,828 million.

d) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~372 million and ~~W~~372 million as of March 31, 2020 and December 31, 2019, respectively.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 6 and 11 legal claims filed as a defendant, with an aggregate claim of ~~W~~178 million and ~~W~~444 million as of March 31, 2020 and December 31, 2019, respectively. A provision liability of ~~W~~366 million and ~~W~~2,549 million have been recognized for these pending lawsuits as of March 31, 2020 and December 31, 2019. In addition, the Group took out the personal information protection liability insurance. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

f) KB Kookmin Card signed a stock sale agreement to acquire 80% of the shares of PT. Finansia Multi Finance, Indonesian financial company, for US$ 81,280,000 in December 2019 and paid US$ 16,256,000 in December 2019. In addition, KB Kookmin Card entered into a contract to acquire bonds, which includes the right to exchange 5% of PT. Finansia Multi Finance shares, issued by PT. Finansia Multi Finance shareholders for US$ 5,000,000.

g) As of March 31, 2020, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdongs for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired. Meanwhile, according to the agreement, KB KOLAO LEASING Co., LTD. disposes affiliated receivables, which are overdue for more than three months, of Kolao Holdings to Lanexang Leasing Co., Ltd.

h) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ~~W~~326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower. In this regard, one lawsuit was filed with the Group and the additional one has been filed in May 2020. There is a possibility of further lawsuits in the future. The expected loss from the lawsuit is reflected as provision and the result of the lawsuit is unpredictable as of now.

i) Regarding Lime Asset Management, KB Securities is holding PIS(Portfolio Index Swap) contract in related to Lime Thetis Qualified Investor Private Investment Trust No.2 and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1, which are suspended to repurchase in fourth quarter of 2019 and KB Securities holds beneficiary certificates and TRS contracts as underlying asset amount to ~~W~~ 403,700 million. On the other hand, KB Securities has sold feeder fund of applicable funds amounts to ~~W~~68,100 million. Lime Asset Management has a repurchase and management plan in place, however, at the current status, either the availability or timing of repurchase of the fund cannot be predicted. There is possibility of lawsuit to be filed in the future, but the impact on the financial statements is unpredictable as of now.

j) Kookmin Bank signed a contract to take over a 70 percent share in Prasak(PRASAC Microfinance Institution Limited), a microfinance company in Cambodia, for US$ 603 million from an existing stockholder on April 10, 2020. The Group is required to report this contract to the domestic and foreign financial authorities for approval in order to complete the contract. The Group has signed an agreement with the existing shareholders of PRASAC. Existing shareholders of PRASAC have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjustment book amount at the end of 2021 within six months from the issue date of the audit report or date when the adjusted book amount is confirmed. If existing shareholders do not exercise put option within the exercise period, the Group has the right of call option to buy the shares of existing shareholders within six months of the end of the put option exercisable period. All stockholders are restricted from selling shares or additional pledge before exercising the put option and call option.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

k) The ongoing COVID-19 pandemic has had a negative impact on the global economy, and has increased the estimation uncertainty on the Group’s expected credit losses on certain portfolios and potential impairment on assets. The Group’s ability to generate revenue may be adversely affected by the factors including;

•	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic

•	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses

•	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and

•	a significant decline in fair value of the Group’s investments in companies affected by COVID-19 pandemic.

The negative impact from the COVID-19 pandemic in Korea, however, is expected to be fairly mitigated to some extent by Korean government’s financial and economic stabilization packages along with timely and effective disease control. Although the Group is thoroughly monitoring the impact of COVID-19 pandemic, including whether forward-looking information is to be remeasured, the impact on the Group’s consolidated financial statements cannot be reliably determined as at March 31, 2020.

l) On April 10, 2020, the Group has entered into share purchase agreement to acquire 15,000,000 ordinary shares (100% of investments) of Prudential Life Insurance Company Korea Ltd. at ~~W~~2,265 billion. The final acquisition amount is expected to be fixed at the acquisition amount above by reflecting the agreed interests (~~W~~75 billion) until the termination date of transactions and the Group’s external outflows until the termination date of transactions. The termination date will be determined after the preapproval of the financial authorities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

39. Subsidiaries

39.1 Consolidated subsidiaries

Details of subsidiaries as of March 31, 2020, are as follows:

Investor	Investee	Ownership interests	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00%	Korea	Mar. 31	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	Mar. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00%	Korea	Mar. 31	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00%	Korea	Mar. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	Mar. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00%	Korea	Mar. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	Mar. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00%	Korea	Mar. 31	Savings banking
	KB Investment Co., Ltd.	100.00%	Korea	Mar. 31	Capital investment
	KB Data System Co., Ltd.	100.00%	Korea	Mar. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00%	Korea	Mar. 31	Collection of receivables or credit investigation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)	100.00%	United Kingdom	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank(China) Ltd.	100.00%	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00%	Myanmar	Mar. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 40 others[2]	—	Korea	Mar. 31	Asset-backed securitization
	KB Haeoreum private securities investment trust 83[Bond]	99.96%	Korea	Mar. 31	Capital investment
	Kiwoom Frontier Private placement fund 10[Bond]	99.90%	Korea	Mar. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.96%	Korea	Mar. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92%	Korea	Mar. 31	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1(USD)[BOND]	77.78%	Korea	Mar. 31	Capital investment
	AIP US Red Privately placed Real Estate Investment Trust 10	99.97%	Korea	Mar. 31	Capital investment
	KB KBSTAR Mid-Long Term KTB Active ETF3	94.58%	Korea	Mar. 31	Capital investment
	KB Global Private Real Estate Debt Fund 3rd(USD)	99.50%	Korea	Mar. 31	Capital investment
	UBS Hana Professional Investor Private Investment Trust 1 [Bond]	99.97%	Korea	Mar. 31	Capital investment
	Mirae Asset Triumph Privately Placed Investment Trust 7	99.26%	Korea	Mar. 31	Capital investment
	Samsung Credit Value Plus Private Investment Trust [Bond]	99.01%	Korea	Mar. 31	Capital investment
	KB Europe Renewable Specialized Investment Type[3]	50.00%	Korea	Mar. 31	Capital investment
	Korea Short-term Premium Private Securities Investment Trust 10[3]	50.00%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	Mar. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	Mar. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	Mar. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 69 others[2]	—	Korea	Mar. 31	Asset-backed securitization
	GH Real Estate I LP	81.00%	Korea	Mar. 31	Capital investment
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67%	Korea	Mar. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 21	100%	Korea	Mar. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust 1	98.15%	Korea	Mar. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00%	Korea	Mar. 31	Capital Investment
	Hyundai Dynamic Mix Securities Feeder Investment Fund No.1	99.99%	Korea	Mar. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	82.06%	Korea	Mar. 31	Capital investment
	DGB Private Real Estate Investment Trust No.8	98.77%	Korea	Mar. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96%	Cayman islands	Mar. 31	Capital investment
	Mangrove Feeder Fund	100.00%	Cayman islands	Mar. 31	Capital investment
	LB Ireland Private Real Estate Investment Trust No.8	96.64%	Korea	Mar. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61%	Korea	Mar. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No. 15	99.50%	Korea	Mar. 31	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.84%	Korea	Mar. 31	Capital investment
	JB Dry Street Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
	JB Australia108 Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
	JB Forge Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
	JB Hall Street Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

	JB Margaret Street Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.18	100.00%	Korea	Mar. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.19	100.00%	Korea	Mar. 31	Capital investment
	Alpha Spain Real Estate Private Investment Trust I	100.00%	Spain	Mar. 31	Real estate investment
	Multiasset PR Private Fund 3	100.00%	Korea	Mar. 31	Capital investment
	Multiasset PR Private Fund 4	100.00%	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	Mar. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	Mar. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	Mar. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	Mar. 31	Claim service
	KB Sonbo CNS	100.00%	Korea	Mar. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	Mar. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs) [3]	41.67%	Korea	Mar. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33%	Korea	Mar. 31	Capital investment
	KB CHILE SOLAR FUND	80.00%	Korea	Mar. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21%	Korea	Mar. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00%	Korea	Mar. 31	Capital investment
	Hana Landchip Real Estate Private Fund 58th	99.99%	Korea	Mar. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.79%	Korea	Mar. 31	Financial investment
	KB U.S. Long Short Private Securities Fund 1	99.37%	Korea	Mar. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.82%	Korea	Mar. 31	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00%	Korea	Mar. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36%	Korea	Mar. 31	Financial investment
	Hyundai Star Private Real Estate Investment Trust No.14	99.98%	Korea	Mar. 31	Financial investment
	Vogo debt strategy private real estate fund VII	99.25%	Korea	Mar. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

	KB Peru Transmission Facility Investment Private Fund	99.08%	Korea	Mar. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36%	Korea	Mar. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14%	Korea	Mar. 31	Capital investment
	KB AU Infigen Energy Private Special Asset Investment Fund 2[Monetary Bond][3]	47.37%	Korea	Mar. 31	Capital investment
	KB North American Loan Specialty Private Real Estate Investment Trust 3[3]	36.12%	Korea	Mar. 31	Capital investment
	Multi Asset Private Placement Global Investment Trust 6 [Debt Fund]	99.62%	Korea	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	95.71%	Cambodia	Mar. 31	Banking
	KB Kookmin Card 3rd Securitization Co., Ltd. and 3 others[2]	0.50%	Korea	Mar. 31	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00%	Korea	Mar. 31	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co.,Ltd	100.00%	China	Mar. 31	General advisory
	KB Star Office Private Real Estate Investment Feeder fund 3-2	88.00%	Korea	Mar. 31	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00%	Singapore	Mar. 31	Collective investment
	KB Active Investor Securities Investment Fund(Equity Mixed-Derivatives)	71.16%	Korea	Mar. 31	Capital investment
	KB G2 Plus Korea Securities Investment Fund[Equity]	52.51%	Korea	Mar. 31	Capital investment
	KB Hedge Fund Solution Mixed Asset Fund(FoFs)	97.62%	Korea	Mar. 31	Capital investment
	KB OCIO Global Asset Allocation Private Investment Fund 1	83.69%	Korea	Mar. 31	Capital investment
	KB MSCI AC World Index Securities Feeder Fund(Equity)(H)	100.00%	Korea	Mar. 31	Capital investment
	KB MSCI AC World Index Securities Feeder Fund(Equity)(UH)	100.00%	Korea	Mar. 31	Capital investment
	KB Global Big data Research Securities Feeder Fund(Equity)(H)	99.49%	Korea	Mar. 31	Capital investment
	KB Long-term Total Return Performance Fee Securities Investment Fund(Equity Mixed)	56.94%	Korea	Mar. 31	Capital investment
	KB GLOBAL ESG SECURITIES FEEDER FUND(USD)(EQUITY)	53.80%	Korea	Mar. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 5[3]	37.11%	Korea	Mar. 31	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (H) C-F	50.36%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Asset Management Co., Ltd.	KB Global Core REITs Real Estate Self-Investment Trust (UH) C-F	85.52%	Korea	Mar. 31	Capital investment
	KB Best More Dream Mixed Assets Self-Investment Trust	79.73%	Korea	Mar. 31	Capital investment
	KB Korea Equity EMP Solution Securities Fund(Equity-FoFs) [3]	45.26%	Korea	Mar. 31	Capital investment
	KB Star Short Term SecuritiesFeeder Fund(Bond) [3]	41.48%	Korea	Mar. 31	Capital investment
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33%	Korea	Mar. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33%	Korea	Mar. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00%	Korea	Mar. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00%	Korea	Mar. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00%	Korea	Mar. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00%	Korea	Mar. 31	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50%	Korea	Mar. 31	Capital investment
	KB Gross Capital Fund[4]	32.30%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00%	Korea	Mar. 31	Capital investment
	KB Start-up Creation Fund	62.50%	Korea	Mar. 31	Capital investment
	KB Intellectual Property Fund[4]	34.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd, KB Insurance Co., Ltd.	KB Global Infra Private Special Asset Fund No.5[3]	45.46%	Korea	Mar. 31	Capital investment
	KB Global Infra Private Special Asset Fund No.6[3]	45.46%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd., KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Life Insurance Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation & Growth New Technology Business Investment Fund	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Investment Co., Ltd.	KB Global Platform Fund	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Life Insurance Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00%	Korea	Mar. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	Hope Sharing BTL Private Special Asset Investment Trust No.1[3]	46.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No.2[3]	40.74%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd.	Meritz Private Real Estate Fund 9-2	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KOREIT BIEN Specialized Private Equity Private Investment Trust No. 1	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd. KB Asset Management Co., Ltd.	KB Core Blind Private Estate Fund 1st	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	89.19%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No.3[3]	25.33%	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd.	KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	100.00%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture[4]	50.00%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33%	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	52.31%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	99.59%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	99.20%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2045 Master Fund(Fofs)[3]	32.34%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Life Insurance Co., Ltd.	KB AU Infigen Energy Private Special Asset Fund	100.00%	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Star Office Private Real Estate Investment Trust No.5	KB Wise Star Private Real Estate Feeder Fund 2nd	88.23%	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	KB North American Loan Specialty Private Real Estate Investment Trust 1st	100.00%	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	KB Global Infrastructure Synergy Private Special Asset Fund	100.00%	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.	KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	75.00%	Korea	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	Mar. 31	Auto Installment Finance
KB Wise Star Private Real Estate Feeder Fund 1st	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44%	Korea	Mar. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00%	Cayman islands	Mar. 31	Capital investment
KBFG Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00%	Malaysia	Mar. 31	Finance and Real Estate Investment
Hyundai Dynamic Mix Securities Feeder Investment Fund No.1	Hyundai Dynamic Mix Securities Master Investment Trust	98.48%	Korea	Mar. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00%	Luxemburg	Mar. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00%	Luxemburg	Mar. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	100.00%	Germany	Mar. 31	Real estate investment
JB New Jersey Private Real Estate Investment Trust 1	ABLE NJ DSM INVESTMENT REIT	99.18%	United States of America	Mar. 31	Real estate investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00%	United States of America	Mar. 31	Real estate investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Heungkuk Global Highclass Private Real Estate Trust No. 23	HYUNDAI ABLE INVESTMENT REIT	99.90%	United States of America	Mar. 31	Real estate investment
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00%	United States of America	Mar. 31	Real estate investment
LB Ireland Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00%	Ireland	Mar. 31	Real estate investment
KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20 Master Fund(Fofs)	87.18%	Korea	Mar. 31	Capital investment
KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	87.51%	Korea	Mar. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00%	Korea	Mar. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00%	Korea	Mar. 31	Capital investment
KB MSCI AC World Index Securities Feeder Fund(Equity)(H), KB MSCI AC World Index Securities Feeder Fund(Equity)(UH)	KB MSCI AC World Index Securities Master Fund(USD)(Equity)	100.00%	Korea	Mar. 31	Capital investment
KB Core Blind Private Estate Fund 1st	KB Wise Star Real Estate Feeder Fund 3rd (Management) [3]	46.90%	Korea	Mar. 31	Capital investment
KB Global Core Bond Securities feeder Fund(Bond), KB Best More Dream Mixed Assets Self-Investment Trust	KB Global Core Bond Securities Master Fund(Bond)	100.00%	Korea	Mar. 31	Capital investment
KB Global Big data Research Securities Master Fund(Equity)(H)	KB Global Big data Research Securities Master Fund(Equity)(H)	100.00%	Korea	Mar. 31	Capital investment
KB Global Good Investment ESG Securities feeder Fund(Equity)(H)	KB GLOBAL ESG SECURITIES Master FUND(USD)	96.10%	Korea	Mar. 31	Capital investment
KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (H), KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (UH) C-F	KB Global Core REITs Real Estate Investment Fund (Indirect)	90.54%	Korea	Mar. 31	Capital investment
KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	96.15%	Korea	Mar. 31	Capital investment
KB Star Short Term SecuritiesFeeder Fund(Bond)	KB Star Short Term SecuritiesMaster Fund(Bond)	100.00%	Korea	Mar. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st, KB Wise Star Private Real Estate Feeder Fund 2nd	KB Wise Star Jongno Tower Real Estate Master Fund	100.00%	Korea	Mar. 31	Capital investment
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	Lumen International Developments	100.00%	Luxemburg	Mar. 31	Real estate investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Lumen International Developments	VREF Shaftesbury ScSp	100.00%	Luxemburg	Mar. 31	Real estate investment
LB UK Private Real Estate Investment Trust No.18, etc.	Hillswood Finco Ltd.	100.00%	Jersey	Mar. 31	Real estate investment
LB UK Private Real Estate Investment Trust No.18, etc.	Hillswood Holdings Ltd.	100.00%	Jersey	Mar. 31	Real estate investment
LB UK Private Real Estate Investment Trust No.18, etc.	Hillswood Holding Property Unit Trust	100.00%	Jersey	Mar. 31	Real estate investment
Hillswood Holding Property Unit Trust etc.	Hillswood Property Unit Trust	100.00%	Jersey	Mar. 31	Real estate investment
Kookmin Bank	Personal pension trusts and 10 other trusts	—	Korea	Mar. 31	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

Structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other related parties are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

39.2 Condensed financial statements

The condensed financial information of major subsidiaries as of March 31, 2020 and December 31, 2019, and for the three-month period ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	March 31, 2020						2020
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the quarter		Total compre-hensive income for the quarter
Kookmin Bank[1]	~~W~~	406,255,607	~~W~~	377,633,347	~~W~~	28,622,260	~~W~~	8,891,595	~~W~~	586,347	~~W~~	359,082
KB Securities Co., Ltd.[1,2]		54,009,316		49,389,492		4,619,824		5,238,005		(21,369)		15,154
KB Insurance Co., Ltd.[1,2]		37,122,259		33,143,530		3,978,729		3,561,845		77,177		116,253
KB Kookmin Card Co., Ltd.[1]		22,462,888		18,432,760		4,030,128		792,343		82,101		64,926
KB Asset Management Co., Ltd.[1]		392,872		223,168		169,704		43,567		4,397		4,462
KB Capital Co., Ltd.[1,2]		11,504,771		10,263,168		1,241,603		293,498		39,315		39,621
KB Life Insurance Co., Ltd.[1]		9,461,430		8,850,672		610,758		487,326		5,950		(4,580)
KB Real Estate Trust Co., Ltd.		374,067		90,242		283,825		38,125		21,019		21,019
KB Savings Bank Co., Ltd.		1,403,387		1,190,691		212,696		22,961		3,423		3,289
KB Investment Co., Ltd.[1]		761,718		552,226		209,492		20,259		(5,267)		(5,258)
KB Data System Co., Ltd.		44,054		22,292		21,762		37,966		1,073		1,071
KB Credit Information Co., Ltd.		27,928		12,862		15,066		9,488		169		168

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)

	December 31, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the quarter		Total compre-hensive income for the quarter
Kookmin Bank[1]	~~W~~	387,425,038	~~W~~	358,420,805	~~W~~	29,004,233	~~W~~	5,308,928	~~W~~	572,813	~~W~~	645,793
KB Securities Co., Ltd.[1,2]		47,816,512		43,131,858		4,684,654		2,505,473		80,899		72,973
KB Insurance Co., Ltd.[1,2]		36,552,368		32,689,460		3,862,908		3,214,822		75,276		155,256
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		758,205		77,980		72,137
KB Asset Management Co., Ltd.[1]		310,018		114,776		195,242		38,935		15,139		15,289
KB Capital Co., Ltd.[1,2]		11,190,568		10,036,077		1,154,491		217,644		32,428		32,504
KB Life Insurance Co., Ltd.[1]		9,801,905		9,186,567		615,338		404,878		9,103		30,949
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		26,700		16,128		16,128
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		22,658		4,901		4,658
KB Investment Co., Ltd.[1]		756,972		542,221		214,751		32,437		5,919		6,016
KB Data System Co., Ltd.		41,690		20,999		20,691		34,797		1,368		1,358
KB Credit Information Co., Ltd.		27,834		12,936		14,898		9,672		(50)		(52)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

39.3 Nature of the risks associated with interests in consolidated structured entities

39.3.1 The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~3,417,580 million to K plus 1st L.L.C and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 23 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~692,240 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

39.4 Changes in subsidiaries

The subsidiaries newly included in consolidation during the three-month period ended March 31, 2020, are as follows:

Company	Reason for obtaining control

UBS Hana Professional Investor Private Investment Trust 1 [Bond] and 9 others	Holds over than a majority of the ownership interests

KB Hwaseong 1st L.L.C. and 17 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB Global Infrastructure Synergy Private Special Asset Fund and 4 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

The subsidiaries excluded from consolidation during the three-month period ended March 31, 2020, are as follows:

Company	Reason for losing control

KBH the 3rd L.L.C and 11 others	Lost the right of variable returns due to the releasing debt

Sechste Casalog KG and 1 other	Liquidation

Samsung KODEX 10Y F-SKTB Inverse ETF[Bond-Derivative] and 18 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners
Trusts	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of March 31, 2020, and December 31, 2019, are as follows:

(In millions of Korean won)	March 31, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	60,457,380	~~W~~	200,895,925	~~W~~	2,283,562	~~W~~	109,337,441	~~W~~	372,974,308
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		173,090		10,275,546		—		6,796,309		17,244,945
Derivative financial assets		—		—		—		5,752		5,752
Loans at amortized cost		4,639,165		283,272		271,608		937,993		6,132,038
Financial investments		—		—		—		7,971,120		7,971,120
Investment in associates		—		310,476		—		—		310,476
Other assets		2,521		1,941		135,273		9,792		149,527

		4,814,776		10,871,235		406,881		15,720,966		31,813,858

Liabilities
Deposits		496,866		125,281		—		356,783		978,930
Derivative financial liabilities		—		—		—		101		101
Other liabilities		1,661		54		—		21,520		23,235

		498,527		125,335		—		378,404		1,002,266

Maximum exposure to loss[1]
Holding assets		4,814,776		10,871,235		406,881		15,720,966		31,813,858
Purchase and investment commitments		26,250		3,998,431		—		835,025		4,859,706
Unused credit		1,518,089		2,900		23,810		107,100		1,651,899
Payment guarantee and loan commitments		1,227,294		11,671		—		—		1,238,965

	~~W~~	7,586,409	~~W~~	14,884,237	~~W~~	430,691	~~W~~	16,663,091	~~W~~	39,564,428

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

(In millions of Korean won)	December 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	54,206,404	~~W~~	180,236,568	~~W~~	2,287,172	~~W~~	99,012,931	~~W~~	335,743,075
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		132,685		9,846,278		—		2,405,228		12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

		4,910,284		10,561,340		360,587		8,504,809		24,337,020

Liabilities
Deposits		523,086		90,131		—		409,246		1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

		524,448		90,209		—		425,643		1,040,300

Maximum exposure to loss[1]
Holding assets		4,910,284		10,561,340		360,587		8,504,809		24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Payment guarantee and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	~~W~~	7,419,548	~~W~~	14,551,784	~~W~~	389,014	~~W~~	11,978,973	~~W~~	34,339,319

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

41. Related Party Transactions

41.1 Profit or loss

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020		2019
Associates and joint ventures
Balhae Infrastructure Fund	Fee and commission income	~~W~~	1,676	~~W~~	1,646
Korea Credit Bureau Co., Ltd.	Interest expense		—		11
	Fee and commission income		1		276
	Insurance income		1		—
	Fee and commission expense		704		131
KB GwS Private Securities Investment Trust	Fee and commission income		212		210
Incheon Bridge Co., Ltd.	Interest income		1,059		1,891
	Interest expense		100		95
	Fee and commission income		7		6
	Fee and commission expense		2		2
	Insurance income		69		72
	Revenue on financial assets/liabilities at fair value through profit or loss		1,069		1,585
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		12		44
Aju Good Technology Venture Fund	Interest expense		7		9
KB Star Office Private Real Estate Investment Trust No.1	Interest income		92		91
	Interest expense		23		24
	Fee and commission income		108		107
RAND Bio Science Co., Ltd.	Interest expense		7		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

SY Auto Capital Co., Ltd.	Interest income	278	338
	Fee and commission income	6	18
	Fee and commission expense	42	171
	Insurance income	10	6
	Other operating income	216	177
	Other operating expense	37	75
	Reversal of provision for credit losses	—	2
Food Factory Co., Ltd.	Interest income	11	2
	Interest expense	3	—
	Insurance income	1	1
KB Pre IPO Secondary Venture Fund 1st	Interest expense	3	3
	Fee and commission income	28	28
Builton Co., Ltd.[1]	Interest income	—	1
	Insurance income	—	1
KB Private Equity Fund III	Fee and commission income	119	118
Wise Asset Management Co., Ltd.	Interest expense	—	1
Acts Co., Ltd.	Interest income	1	—
Dongjo Co., Ltd.	Insurance income	—	1
A-PRO Co., Ltd.[1]	Interest income	7	—
	Interest expense	1	1
	Insurance income	1	1
	Contribution of provision for credit losses	1	—
POSCO-KB Shipbuilding Investment Fund	Fee and commission income	123	123
Dae-A Leisure Co., Ltd.	Interest expense	2	2
Paycoms Co., Ltd.	Interest income	3	3
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	15	9
	Fee and commission income	300	74
KBTS Technology Venture Private Equity Fund	Fee and commission income	126	114
KB-SJ Tourism Venture Fund	Fee and commission income	84	84
TESTIAN Inc.[1]	Interest income	—	1
Rainist Co., Ltd.	Fee and commission income	9	—
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	10	8
Hasys.	Insurance income	14	11

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Expense on financial assets/liabilities at fair value through profit or loss	60	—
	Interest expense	18	37
	Fee and commission income	367	181
Spark Biopharma, Inc[1]	Interest expense	—	8
SKYDIGITAL INC	Fee and commission income	1	1
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	—	(23)
KB No.10 Special Purpose Acquisition Company[1]	Interest expense	—	8
	Revenue on financial assets/liabilities at fair value through profit or loss	—	55
KB No.11 Special Purpose Acquisition Company[1]	Interest expense	—	3
	Revenue on financial assets/liabilities at fair value through profit or loss	—	62
KB No.17 Special Purpose Acquisition Company	Fee and commission income	—	175
	Revenue on financial assets/liabilities at fair value through profit or loss	—	995
	Expense on financial assets/liabilities at fair value through profit or loss	20	—
	Interest expense	7	—
KB No.18 Special Purpose Acquisition Company	Revenue on financial assets/liabilities at fair value through profit or loss	60	—
	Interest expense	10	—
KB No.19 Special Purpose Acquisition Company	Revenue on financial assets/liabilities at fair value through profit or loss	8	—
	Interest expense	4	—
KB No.20 Special Purpose Acquisition Company	Fee and commission income	210	—
	Revenue on financial assets/liabilities at fair value through profit or loss	1,579	—
	Interest expense	7	—
KB SPROTT Renewable Private Equity Fund I	Fee and commission income	244	—
KB-Stonebridge Secondary Private Equity Fund1[1]	Fee and commission income	578	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB-Stonebridge Secondary Private Equity Fund1[1]	Expense on financial assets/liabilities at fair value through profit or loss	15	—
CellinCells Co., Ltd.	Interest expense	3	—
Bomapp Inc.	Fee and commission expense	1	—
	Insurance Income	1	—
KB Social Impact Investment Association	Fee and commission income	75	—
KB-UTC Inno-Tech Venture Fund	Fee and commission income	164	—
KB-Solidus Global Healthcare Fund	Fee and commission income	211	—
	Expense on financial assets/liabilities at fair value through profit or loss	364	—
Fabric Time Co.,Ltd.	Fee and commission income	2	—
	Interest expense	(1)	—
BNF Corporation Ltd. [1]	Interest Income	401	—
	Fee and commission income	2	—
	Contribution of provision for credit losses	8	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	43	21
Other
Retirement pension	Fee and commission income	298	234
	Interest expense	2	2

[1]	Excluded from the Group’s related party as of March 31, 2020.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~277,856 million and ~~W~~260,267 million during the three-month periods ended March 31, 2020 and 2019, respectively.

41.2 Outstanding Balances with Related Party Transactions

Details of outstanding balances, and the related allowance for credit losses arising from the related party transactions as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		March 31, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	~~W~~	1,676	~~W~~	1,718
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		—		43
	Deposits		4,147		17,966
	Provisions		—		1
	Insurance contract liabilities		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB GwS Private Securities Investment Trust	Other assets	853	641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	38,926	37,857
	Loans at amortized cost (Gross amount)	144,030	147,707
	Allowances for loan losses	11	12
	Other assets	494	520
	Deposits	39,113	45,447
	Provisions	10	10
	Insurance contract liabilities	39	108
	Other liabilities	431	346
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets	—	89
Jungdo Co., Ltd.	Deposits	4	4
Dongjo Co., Ltd.	Insurance contract liabilities	—	1
Dae-A Leisure Co., Ltd.	Deposits	479	753
	Other liabilities	16	14
Aju Good Technology Venture Fund	Deposits	5,360	5,456
	Other liabilities	1	2
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)	10,000	10,000
	Allowances for loan losses	4	4
	Other assets	243	136
	Deposits	8,197	8,293
	Other liabilities	48	66
KBTS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss	3,540	3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss	2,619	2,678
	Deposits	12,969	13,118
	Other liabilities	2	4
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss	917	713
KB IGen Private Equity Fund No.1	Deposits	147	147
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss	2,000	2,000
RAND Bio Science Co., Ltd.	Deposits	2,978	4,452
	Loans at amortized cost (Gross amount)	1	1
	Other liabilities	6	—
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	41,548	41,990
	Allowances for loan losses	29	4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

SY Auto Capital Co., Ltd.	Other assets	68	63
	Deposits	4	8
	Provisions	13	13
	Insurance contract liabilities	30	13
	Other liabilities	84	70
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	590	590
	Loans at amortized cost (Gross amount)	1,988	1,992
	Allowances for loan losses	2	2
	Other assets	1	1
	Deposits	1,677	1,073
	Insurance contract liabilities	3	4
	Other liabilities	4	1
KB Pre IPO Secondary Venture Fund 1st	Deposits	82	2,955
	Other liabilities	—	1
Wise Asset Management Co., Ltd.	Deposits	—	21
Acts Co., Ltd.	Loans at amortized cost (Gross amount)	74	—
	Deposits	4	1
	Other liabilities	100	100
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,157	1,157
	Deposits	1	1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	2	11
	Deposits	253	6
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	4,977	7,054
	Other liabilities	1	4
A-PRO Co., Ltd. 1	Loans at amortized cost (Gross amount)	—	2,019
	Insurance contract liabilities	—	2
	Deposits	—	3,201
	Other liabilities	—	1
IWON ALLOY CO.,LTD.	Insurance contract liabilities	1	1
COMPUTERLIFE CO.,LTD.	Deposits	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,674	3,419
	Other liabilities	39	2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	8	8
Hasys.	Financial assets at fair value through profit or loss	6,000	6,000
	Deposits	1	—
	Insurance contract liabilities	23	37
SKYDIGITAL INC	Deposits	154	25
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	7,504	7,504
UPRISE, Inc.	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	306	726
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans at amortized cost (Gross amount)	5	4
	Deposits	1,111	1,545
	Other liabilities	1	1
Joyang Industry Co., Ltd.	Deposits	3	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,664	2,683
	Deposits	1,750	1,742
	Other liabilities	4	27
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,848	3,786
	Deposits	2,119	2,140
	Other liabilities	37	28
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,052	2,043
	Deposits	1,077	1,093
	Other liabilities	12	7
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,078	1,499
	Deposits	1,729	1,984
	Other liabilities	10	3
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss	2,930	2,930

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

CWhy Inc.	Financial assets at fair value through profit or loss	2,000	2,000
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	1,999
	Insurance contract liabilities	11	2
ZOYI corporation INC.	Financial assets at fair value through profit or loss	4,551	2,000
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	5,000	5,000
KB-Solidus Global Healthcare Fund	Financial assets at fair value through profit or loss	11,689	10,405
	Other assets	211	—
Bioprotect Ltd.	Financial assets at fair value through profit or loss	3,480	—
GOMI CORPORATION	Financial assets at fair value through profit or loss	500	—
	Deposits	273	—
Copin Communications, Inc.	Financial assets at fair value through profit or loss	1,000	—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	—
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss	2,000	—
S&E BIO	Financial assets at fair value through profit or loss	2,000	—
	Deposits	1,902	—
KB Social Impact Investment Association	Other assets	—	73
Fabric Time Co.,Ltd.	Financial assets at fair value through profit or loss	3,345	1,845
	Loans at amortized cost (Gross amount)	25	—
	Provisions	1	—
	Deposits	7,018	395
	Other liabilities	1	2
BNF Corporation Ltd. [1]	Financial assets at fair value through profit or loss	—	2,259
	Loans at amortized cost (Gross amount)	—	1,400
	Other assets	—	2
	Deposits	—	947
	Other liabilities	—	6

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

Key management	Loans at amortized cost (Gross amount)	4,593	3,538
	Allowances for loan losses	2	1
	Other assets	4	3
	Deposits	17,014	15,339
	Insurance contract liabilities	1,705	1,984
	Other liabilities	337	289
Other
Retirement pension	Other assets	391	366
	Other liabilities	15	17,620

[1]	Excluded from the Group’s related party as of March 31, 2020, and the remaining outstanding balances with the entities are omitted.

According to Korean IFRS 1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Please refer to Note 12 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

41.3 Lending transactions

Significant lending transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	—	~~W~~	(43)	~~W~~	—
Incheon Bridge Co., Ltd.		185,564		1,074		(3,682)		182,956
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KBTS Technology Venture Private Equity Fund		3,540		—		—		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		2,678		(59)		—		2,619
KB-Stonebridge Secondary Private Equity Fund		713		204		—		917
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		6,698		(7,140)		41,548
Food Factory Co., Ltd.		2,582		8		(12)		2,578
Acts Co., Ltd.		—		74		—		74
Paycoms Co., Ltd.		1,157		—		—		1,157
Big Dipper Co., Ltd.		11		2		(11)		2
A-PRO Co., Ltd.[1]		2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,419		255		—		3,674
RMGP Bio-Pharma Investment, L.P.		8		—		—		8
Hasys.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		5		(4)		2,005
KB No.17 Special Purpose Acquisition Company		2,683		—		(19)		2,664
KB No.18 Special Purpose Acquisition Company		3,786		62		—		3,848
KB No.19 Special Purpose Acquisition Company		2,043		9		—		2,052
KB No.20 Special Purpose Acquisition Company		1,499		1,579		—		3,078
KOSESEUJITO CO., LTD.		2,930		—		—		2,930
CWhy Inc.		2,000		—		—		2,000
Bomapp Inc.		1,999		—		—		1,999
ZOYI corporation INC.		2,000		2,551		—		4,551

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

MitoImmune Therapeutics	5,000	—	—	5,000
KB-Solidus Global Healthcare Fund	10,405	1,974	(690)	11,689
Fabric Time Co.,Ltd.	1,845	1,525	—	3,370
Bioprotect Ltd.	—	3,480	—	3,480
GOMI CORPORATION	—	500	—	500
Copin Communications, Inc.	—	1,000	—	1,000
Go2joy Co., Ltd.	—	1,200	—	1,200
ClavisTherapeutics, Inc.	—	2,000	—	2,000
S&E BIO	—	2,000	—	2,000
BNF Corporation Ltd[1]	3,659	1,000	(4,659)	—
Key management	3,538	2,289	(1,234)	4,593

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	20	~~W~~	(22)	~~W~~	20
Incheon Bridge Co., Ltd.		191,088		1,594		(2,631)		190,051
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		764		(4,062)		45,058
Food Factory Co., Ltd.		730		5		(5)		730
Builton Co., Ltd.[1]		401		—		(2)		399
Paycoms Co., Ltd.		1,032		—		—		1,032
Big Dipper Co., Ltd.		5		4		(5)		4
JLK INSPECTION Inc.[1]		7,300		—		(7,300)		—
TESTIAN Inc.[1]		615		—		(5)		610
RMGP Bio-Pharma Investment Fund, L.P.		3,051		—		—		3,051
RMGP Bio-Pharma Investment, L.P.		4		—		—		4
Hasys.		5,864		—		—		5,864
Rainist Co., Ltd.		2,504		—		—		2,504
Spark Biopharma, Inc.[1]		6,500		—		—		6,500
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
NEXOLON CO.,LTD.[1]		—		300		—		300
CellinCells Co., Ltd.		—		2,000		—		2,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB No.9 Special Purpose Acquisition Company[1]	2,481	—	(2,481)	—
KB No.10 Special Purpose Acquisition Company[1]	2,025	16	(3)	2,038
KB No.11 Special Purpose Acquisition Company[1]	737	10	—	747
KB No.17 Special Purpose Acquisition Company	—	2,294	—	2,294
Key management	2,404	1,485	(264)	3,625

[1]	Excluded from the Group’s related party as of March 31, 2020.

41.4 Borrowing transactions

Significant borrowing transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	—	~~W~~	—	~~W~~	(13,819)	~~W~~	4,147
Incheon Bridge Co., Ltd.		45,447		—		—		(6,334)		39,113
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(274)		479
COMPUTERLIFE CO.,LTD.,		1		—		—		(1)		—
SKYDIGITAL INC		25		—		—		129		154
Joyang Industry Co., Ltd.		2		—		—		1		3
Aju Good Technology Venture Fund		5,456		—		—		(96)		5,360
KB-KDBC Pre-IPO New Technology Business Fund		7,054		1,500		(5,000)		1,423		4,977
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(149)		12,969
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,118		(2,099)		(115)		8,197
SY Auto Capital Co., Ltd.		8		—		—		(4)		4
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(17)		1,750
KB No.18 Special Purpose Acquisition Company		2,140		—		—		(21)		2,119
KB No.19 Special Purpose Acquisition Company		1,093		—		—		(16)		1,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB No.20 Special Purpose Acquisition Company	1,984	—	—	(255)	1,729
RAND Bio Science Co., Ltd.	4,452	300	(600)	(1,174)	2,978
Wise Asset Management Co., Ltd.	21	—	—	(21)	—
Food Factory Co., Ltd.	1,073	1,000	—	(396)	1,677
Acts Co., Ltd.	1	—	—	3	4
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	6	—	—	247	253
A-PRO Co., Ltd.[2]	3,201	—	—	(3,201)	—
Hasys	—	—	—	1	1
Stratio, Inc.	726	—	—	(420)	306
CellinCells Co., Ltd.	1,545	—	—	(434)	1,111
Fabric Time Co.,Ltd.	395	6,502	(300)	421	7,018
BNF Corporation Ltd [2]	947	—	—	(947)	—
GOMI CORPORATION	—	—	—	273	273
S&E BIO	—	—	—	1,902	1,902
KB IGen Private Equity Fund No.1	147	—	—	—	147
KB Pre IPO Secondary Venture Fund 1st	2,955	—	—	(2,873)	82
Key management	15,338	6,389	(5,774)	1,061	17,014

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(2,000)	~~W~~	(10,299)	~~W~~	3,375
Incheon Bridge Co., Ltd.		43,666		24,000		—		(26,895)		40,771
Doosung Metal Co., Ltd		3		—		—		—		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		43		1,272
CARLIFE CO.,LTD.		2		—		—		—		2
COMPUTERLIFE CO.,LTD.,		1		—		—		3		4
SKYDIGITAL INC		16		—		—		45		61
Aju Good Technology Venture Fund		6,439		—		—		(3,150)		3,289
KB-KDBC Pre-IPO New Technology Business Fund		7,088		—		—		(4,078)		3,010
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(147)		18,666

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KB Star Office Private Real Estate Investment Trust No.1	7,946	1,951	(2,065)	(28)	7,804
SY Auto Capital Co., Ltd.	5	—	—	3	8
KB No.9 Special Purpose Acquisition Company[2]	2,275	—	(2,266)	(9)	—
KB No.10 Special Purpose Acquisition Company[2]	1,666	—	—	(23)	1,643
KB No.11 Special Purpose Acquisition Company[2]	658	—	—	(20)	638
RAND Bio Science Co., Ltd.	232	—	—	(158)	74
Wise Asset Management Co., Ltd.	696	—	(682)	(1)	13
Builton Co., Ltd.[2]	7	—	—	4	11
Food Factory Co., Ltd.	68	—	—	186	254
Acts Co., Ltd.	29	—	—	7	36
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	182	—	—	(105)	77
A-PRO Co., Ltd.[2]	2,201	—	—	—	2,201
Rainist Co., Ltd.	1	—	—	—	1
Spark Biopharma, Inc.[2]	2,630	—	(500)	(228)	1,902
Stratio, Inc.	516	—	—	1,604	2,120
KB IGen Private Equity Fund No.1	148	—	—	—	148
KB Pre IPO Secondary Venture Fund 1st	1,115	—	—	(1,003)	112
Key management	13,818	3,658	(3,522)	1,764	15,718

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of March 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

41.5 Equity investments and withdrawal

Significant investment and collection transaction with related parties for the three-month period ended March 31, 2020, is as follows:

(In millions of Korean won)	2020				2019
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	430	~~W~~	3,484	~~W~~	191	~~W~~	3,429
KB GwS Private Securities Investment Trust		—		4,060		—		3,977
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No.2		—		2,600		—		—
KB Pre IPO Secondary Venture Fund 1st		—		586		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		1,000		—		—
KB-SJ Tourism Venture Fund		1,000		—		1,000		—
KB-UTC Inno-Tech Venture Fund		4,725		—		—		—
KB-Solidus Global Healthcare Fund		10,920		2,990		—		—
KB-Stonebridge Secondary Private Equity Fund		1,533		—		—		—
Korea Credit Bureau Co., Ltd		—		90		—		135
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		—		—		138
KBTS Technology Venture Private Equity Fund		—		—		1,792		—
KB No.9 Special Purpose Acquisition Company[1]		—		—		—		16
KB No.17 Special Purpose Acquisition Company		—		—		1		—

[1]	Excluded from the Group’s related party as of March 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

41.6 Unused commitments

Unused	commitments to related parties as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won or in a US Dollar)		March 31, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	6,897	~~W~~	7,327
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		—		557
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		—		1,154
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		95		93
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		8,500		8,100
	Unused commitments of credit card		102		60
KB No.17 Special Purpose Acquisition Company[1]	Unused commitments of credit card		5		—
KB No.18 Special Purpose Acquisition Company	Unused commitments of credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused commitments of credit card		—		1
CellinCells Co., Ltd	Unused commitments of credit card		19		20
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Food Factory Co., Ltd.	Unused commitments of credit card		22		25
Big Dipper Co., Ltd.	Unused commitments of credit card		98		89
Fabric Time Co.,Ltd.	Unused commitments of credit card		474		—
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		5,000		5,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

KBTS Technology Venture Private Equity Fund	Purchase of security investment		5,936		5,936
KB-SJ Tourism Venture Fund	Purchase of security investment		1,000		2,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		18,000		18,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		22,833		22,833
KB-Stonebridge Secondary Private Equity Fund	Purchase of security investment		26,397		27,930
KB Social Impact Investment Association	Purchase of security investment		3,000		3,000
BNF Corporation Ltd.[1]	Loan commitments in Korean won		—		360
A-PRO Co., Ltd.[1]	Unused commitments of credit card		—		96
KB-UTC Inno-Tech Venture Fund	Purchase of security investment		18,225		22,050
KB-Solidus Global Healthcare Fund	Purchase of security investment		12,720		24,700
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	US$	8,696,562	US$	8,911,002
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	US$	12,857	US$	13,150
Key management	Loan commitments in Korean won		1,840		1,695

[1]	Excluded from the Group’s related party as of March 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019, and December 31, 2019

41.7 Executive compensation

Compensation	to key management for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,935	~~W~~	211	~~W~~	(1,006)	~~W~~	1,140
Registered directors (non-executive)		257		—		—		257
Non-registered directors		2,559		216		(922)		1,853

	~~W~~	4,751	~~W~~	427	~~W~~	(1,928)	~~W~~	3,250

(In millions of Korean won)
	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,848	~~W~~	165	~~W~~	826	~~W~~	2,839
Registered directors (non-executive)		230		—		—		230
Non-registered directors		1,903		88		510		2,501

	~~W~~	3,981	~~W~~	253	~~W~~	1,336	~~W~~	5,570

41.8 Collateral

Details	of collateral received from related parties as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		March 31, 2020		December 31, 2019
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		192		192
	Real estate		4,623		2,922

As of March 31, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institutions.